Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated May 6, 2022)	Registration No. 333-264442

REDWIRE CORPORATION

9,127,751 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated May 6, 2022 (as further supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264442). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

The Prospectus relates to the offer and resale of up to 9,127,751 shares of our common stock, $0.0001 per share (the “Common Stock”), by B. Riley Principal Capital, LLC (the “Selling Stockholder”). The shares included in this prospectus consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Stockholder, from time to time after the date of this prospectus, pursuant to a Common Stock Purchase Agreement we entered into with the Selling Stockholder on April 14, 2022 (the “Purchase Agreement”), in which the Selling Stockholder has committed to purchase from us, at our direction, up to $80,000,000 of our Common Stock, subject to terms and conditions specified in the Purchase Agreement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-39733
Redwire Corporation
(Exact name of registrant as specified in its charter)

Delaware	98-1550429
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8226 Philips Highway, Suite 101 Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)
(650) 701-7722
Registrant's telephone number, including area code
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RDW	New York Stock Exchange
Warrants, each to purchase one share of Common Stock	RDW WS	New York Stock Exchange
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒   No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).     Yes   ☐     No  ☒
The registrant had outstanding 62,818,620 shares of common stock as of May 9, 2022.

REDWIRE CORPORATION
QUARTERLY REPORT ON FORM 10-Q
MARCH 31, 2022

PART I. FINANCIAL INFORMATION
Each of the terms the “Company,” “Redwire,” “we,” “our,” “us” and similar terms used herein refer collectively to Redwire Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise stated.
Cautionary Note Regarding Forward-Looking Statements
This Quarterly Report on Form 10-Q contains statements that constitute “forward looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, concerning us and other matters. These statements generally may be identified by words such as “anticipate,” “forecast,” “believe,” “outlook,” “trends,” “goals,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward looking statements include, among other things, statements relating to our future financial condition, results of operations and/or cash flows, and our projects and related timelines. Forward looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict.
Redwire believes it is important to communicate its expectations to its security holders. However, there may be events in the future that Redwire’s management is not able to predict accurately or over which Redwire has no control. The risk factors and cautionary language contained in this Report, and other reports and documents filed by Redwire with the Securities and Exchange Commission (the “SEC”), provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in such forward-looking statements, including among other things:
•our limited operating history makes it difficult to evaluate future prospects and the risks and challenges we may encounter;
•our ability to grow our business depends on the successful development and continued refinement of many of our proprietary technologies, products, and service offerings;
•our projections of future financial results are based on a number of assumptions by our management, some or all of which may prove to be incorrect, and actual results may differ materially and adversely from such projections;
•if we are unable to successfully integrate recently completed and future acquisitions or successfully select, execute or integrate future acquisitions into the business, our operations and financial condition could be materially and adversely affected;
•unsatisfactory performance of our products and services could have a material adverse effect on our business, financial condition and results of operations;
•the market for in-space infrastructure services has not been established with precision, is still emerging and may not achieve the growth potential that we expect or may grow more slowly than expected;
•we may in the future invest significant resources in developing new offerings and exploring the application of our technologies for other uses and those opportunities may never materialize;
•we may not be able to convert orders in backlog into revenue;
•if we fail to adequately protect our intellectual property rights, our competitive position could be impaired and our intellectual property applications for registration may not be issued or be registered;
•a portion of our business model is related to the in-space manufacture and robotic assembly of space structures, a technology that is still in development and has not been fully validated through in-space deployment and testing;
•our reliance on third-party launch vehicles to launch our spacecraft and customer payloads into space;
•protecting and defending against intellectual property claims could have a material adverse effect on our business;
•we are subject to the requirements of the National Industrial Security Program Operating Manual (“NISPOM”) for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. government;
•the U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, results of operations and cash flows;
•we depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited;
•we are subject to stringent U.S. economic sanctions, and trade control laws and regulations;

•we have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties;
•data breaches or incidents involving our technology could damage our business, reputation and brand and substantially harm our business and results of operations;
•our management team has limited experience managing a public company;
•if we were to identify additional material weaknesses or other deficiencies, or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results, in which case our business may be harmed and investors may lose confidence in the accuracy and completeness of our financial reports;
•we are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;
•our level of indebtedness and the potential need for substantial funding to finance our operations, which may not be available when we need it, on acceptable terms or at all;
•we may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all;
•our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance that we may provide;
•we will incur significant expenses and capital expenditures in the future to execute our business plan and we may be unable to adequately control our expenses;
•we may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all;
•our ability to successfully implement our business plan will depend on a number of factors outside of our control;
•our management has limited experience in operating a public company;
•we may not be able to successfully develop our technology and services;
•competition with existing or new companies could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share;
•the COVID-19 pandemic could continue to adversely affect our business;
•adverse publicity stemming from any incident involving Redwire or our competitors could have a material adverse effect on our business, financial condition and results of operations;
•we may not be able to adapt to and satisfy customer demands in a timely and cost-effective manner;
•we may not be able to respond to commercial industry cycles in terms of cost structure, manufacturing capacity, and/or personnel needs;
•any delays in the development, design, engineering and manufacturing of our products and services may adversely affect our business, financial condition and results of operations;
•we may be adversely affected by other economic, business, and/or competitive factors, including inflationary and supply chain pressures and the war in Ukraine;
•we have identified material weaknesses in our internal control over financial reporting that, if not remediated, may not allow us to report our financial condition or results of operations accurately or timely;
•we may be unable to meet stock exchange listing standards;
•the benefits of the Merger may not be realized to the extent currently anticipated by us, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of us to grow and manage growth profitably, maintain relationships with customers and suppliers and retain our management and key employees;
•the costs related to the Merger could be significantly higher than currently anticipated; and
•substantial future sales or other issuances of our common stock could depress the market for our common stock.
Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Financial Statements
REDWIRE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of U.S. dollars, except share data)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$5,938	$20,523
Accounts receivable, net	11,984	16,262
Contract assets	17,492	11,748
Inventory	1,022	688
Income tax receivable	688	688
Prepaid insurance	1,752	2,819
Prepaid expenses and other current assets	4,593	2,488
Total current assets	43,469	55,216
Property, plant and equipment, net	18,786	19,384
Right-of-use assets	12,985	—
Goodwill	96,230	96,314
Intangible assets, net	88,352	90,842
Total assets	$259,822	$261,756

Liabilities and Equity
Current liabilities:
Accounts payable	$13,905	$13,131
Notes payable to sellers	1,000	1,000
Short-term debt, including current portion of long-term debt	1,542	2,684
Short-term lease liabilities	2,871	—
Accrued expenses	19,323	17,118
Deferred revenue	13,929	15,734
Other current liabilities	1,309	1,571
Total current liabilities	53,879	51,238
Long-term debt	74,745	74,867
Long-term lease liabilities	10,373	—
Warrant liabilities	20,336	19,098
Deferred tax liabilities	5,668	8,601
Other non-current liabilities	609	730
Total liabilities	165,610	154,534
Shareholders’ Equity:
Preferred stock, $0.0001 par value, 100,000,000 shares authorized; none issued and outstanding as of March 31, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized; 62,690,869 issued and outstanding as of March 31, 2022 and December 31, 2021	6	6
Additional paid-in capital	187,435	183,024
Accumulated deficit	(93,204)	(75,911)
Accumulated other comprehensive income (loss)	(25)	103
Shareholders’ equity	94,212	107,222
Total liabilities and shareholders’ equity	$259,822	$261,756

The accompanying notes are an integral part of the condensed consolidated financial statements.

REDWIRE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues	$32,867	$31,698
Cost of sales	27,696	24,221
Gross margin	5,171	7,477
Operating expenses:
Selling, general and administrative expenses	20,951	11,256
Transaction expenses	46	2,417
Research and development	1,724	996
Operating income (loss)	(17,550)	(7,192)
Interest expense, net	1,452	1,421
Other (income) expense, net	1,180	87
Income (loss) before income taxes	(20,182)	(8,700)
Income tax expense (benefit)	(2,889)	(1,026)
Net income (loss)	$(17,293)	$(7,674)

Net income (loss) per share, basic and diluted	$(0.28)	$(0.21)
Weighted-average shares outstanding:
Basic and diluted	62,690,869	37,200,000

Comprehensive income (loss):
Net income (loss)	$(17,293)	$(7,674)
Foreign currency translation gain (loss), net of tax	(128)	(231)
Total other comprehensive income (loss), net of tax	(128)	(231)
Total comprehensive income (loss)	$(17,421)	$(7,905)

The accompanying notes are an integral part of the condensed consolidated financial statements.

REDWIRE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)
(In thousands of U.S. dollars, except share and unit data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2020(1)	37,200,000	$4	$53,059	$(14,374)	$506	39,195
Parent’s contributions	—	—	2,110	—	—	2,110
Equity-based compensation expense	—	—	—	—	—	—
Foreign currency translation, net of tax	—	—	—	—	(231)	(231)
Net income (loss)	—	—	—	(7,674)	—	(7,674)
Balance as of March 31, 2021	37,200,000	$4	$55,169	$(22,048)	$275	$33,400

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2021	62,690,869	$6	$183,024	$(75,911)	$103	$107,222
Parent’s contributions	—	—	—	—	—	—
Equity-based compensation expense	—	—	4,411	—	—	4,411
Foreign currency translation, net of tax	—	—	—	—	(128)	(128)
Net income (loss)	—	—	—	(17,293)	—	(17,293)
Balance as of March 31, 2022	62,690,869	$6	$187,435	$(93,204)	$(25)	$94,212
(1) The units of the Company prior to the Merger (as defined in Note A) have been retroactively restated to reflect the exchange ratio established in the Merger (computed as 37,200,000 shares of common stock to 100 Company units).

The accompanying notes are an integral part of the condensed consolidated financial statements.

REDWIRE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended
	March 31, 2022	March 31, 2021
Cash flows from operating activities:
Net income (loss)	$(17,293)	$(7,674)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	3,658	2,271
Amortization of debt issuance costs and discount	79	59
Equity-based compensation expense	4,411	—
Change in fair value of warrants	1,238	—
Deferred provision (benefit) for income taxes	(2,889)	(1,026)
Non-cash lease expense	116	—
Other	(5)	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	4,274	(5,053)
(Increase) decrease in contract assets	(5,748)	(2,669)
(Increase) decrease in inventory	(337)	(20)
(Increase) decrease in prepaid insurance	1,067	—
(Increase) decrease in prepaid expenses and other assets	(1,322)	(2,125)
Increase (decrease) in accounts payable and accrued expenses	3,141	5,081
Increase (decrease) in deferred revenue	(1,801)	(43)
Increase (decrease) in other liabilities	(35)	(1,450)
Increase (decrease) in notes payable to seller	—	124
Net cash provided by (used in) by operating activities	(11,446)	(12,525)

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	—	(38,385)
Purchases of property, plant and equipment, net	(892)	(576)
Purchase of intangible assets	(122)	—
Settlement of related party receivable	—	4,874
Net cash provided by (used in) investing activities	(1,014)	(34,087)

Cash flows from financing activities:
Repayments of loans	(1,337)	(4,991)
Payment of loan fees to third parties	(770)	(60)
Proceeds received from loans	—	45,970
Net cash provided by (used in) financing activities	(2,107)	40,919
Effect of foreign currency rate changes on cash and cash equivalents	(18)	(158)
Net increase (decrease) in cash and cash equivalents	(14,585)	(5,851)
Cash and cash equivalents at beginning of period	20,523	22,076
Cash and cash equivalents at end of period	$5,938	$16,225

Cash paid (received) during the period for:
Interest	$1,409	$1,235
Income taxes	—	—
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Holdings’ contribution for acquisition of businesses	—	2,110
Capital expenditures not yet paid	1,213	90

The accompanying notes are an integral part of the condensed consolidated financial statements.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Note A – Description of the Business
Redwire Corporation develops and manufactures mission critical space solutions and high reliability components for the next generation space economy. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire Corporation is uniquely positioned to assist our customers in solving the complex challenges of future space missions.

AE Industrial Partners Fund II, LP (“AEI”), a private equity firm specializing in aerospace, defense, and government services, formed a series of acquisition vehicles on February 10, 2020, which included Cosmos Parent, LLC, Cosmos Intermediate, LLC, Cosmos Finance, LLC and Cosmos Acquisition, LLC, with Cosmos Parent, LLC being the top holding company. Cosmos Parent, LLC owned 100% of the equity in Cosmos Intermediate, LLC; Cosmos Intermediate, LLC owned 100% of the equity in Cosmos Finance, LLC; Cosmos Finance, LLC owned 100% of the equity in Cosmos Acquisition, LLC. Upon the formation of these acquisition vehicles, Cosmos Intermediate, LLC (“Successor”) effected a number of acquisitions through its wholly owned subsidiary, Cosmos Acquisition, LLC. Following the acquisitions, the Successor became a wholly owned subsidiary of AE Red Holdings, LLC formerly known as Redwire, LLC (“Holdings”).

Strategic acquisitions that augment our technology and product offerings are a key part of our growth strategy. The Company has completed eight acquisitions since March 2020, which collectively have provided a wide variety of complementary technologies and solutions to serve the Company’s target markets and customers. These acquisitions included: Adcole Space, LLC (“Adcole”), Deep Space Systems, Inc. (“DSS”), In Space Group, Inc. and its subsidiaries (collectively, “MIS” or “Predecessor”), Roccor, LLC (“Roccor”), and LoadPath, LLC (“LoadPath”), Oakman Aerospace, Inc. (“Oakman”), Deployable Space Systems, Inc. (“DPSS”) and Techshot, Inc. (“Techshot”) as of December 31, 2021.

On September 2, 2021, the previously announced merger (the “Merger”) with Genesis Park Acquisition Corp. (“GPAC”) was consummated pursuant to the Agreement and Plan of Merger dated March 25, 2021 by and among GPAC, Shepard Merger Sub Corporation, a Delaware corporation and direct, wholly owned subsidiary of GPAC, Cosmos Intermediate, LLC and Holdings. Upon the closing of the Merger, GPAC was renamed to Redwire Corporation (“Redwire” or the “Company”), the SEC registrant. As a result of the Merger, the Company received aggregate gross proceeds of $110.6 million from the trust account of GPAC and PIPE proceeds. Proceeds from the Merger were partially used to repay the $41.6 million outstanding under the Silicon Valley Bank (“SVB”) Loan, including interest of $0.1 million, and Merger transaction costs and other costs paid through the funds flow of $38.7 million, consisting of marketing, legal and other professional fees.

The Merger was accounted for as a reverse recapitalization in which GPAC was treated as the acquired company. A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Cosmos Intermediate, LLC in many respects. Immediately prior to the closing of the Merger, but following the consummation of the Company’s domestication to a Delaware corporation, the authorized capital stock of the Company consisted of 600,000,000 shares of capital stock, including (i) 500,000,000 shares of Redwire common stock with a par value $0.0001 per share and (ii) 100,000,000 shares of Redwire preferred stock. At the effective time of the Merger, the 100 company units of Cosmos Intermediate, LLC were cancelled and automatically deemed for all purposes to represent Holdings’ right to receive, in the aggregate, $75.0 million of cash, 37,200,000 shares of common stock and 2,000,000 warrants to purchase one share of common stock per warrant (with such amount of warrants corresponding to the forfeiture of certain private placement warrants acquired by Genesis Park Holdings (the “Sponsor”) and Jefferies LLC (“Jefferies”) in connection with GPAC’s initial public offering). The exchanged 37,200,000 shares of common stock consideration to Holdings, the GPAC common stock shares outstanding at the time of closing of 13,961,273, and the PIPE financing shares issued at closing of 8,500,000 made up the total of the 59,661,273 shares of common stock outstanding as of September 2, 2021. The 100 units of the Company prior to the Merger were retroactively restated to reflect the exchange ratio established in the Merger (computed as 37,200,000 shares of common stock to 100 Company units).

COVID-19 Operational Posture and Impact
Since early 2020, the COVID-19 pandemic has created a climate of uncertainty which has significantly impacted global economies and the Company’s operating environment. Such impacts include, among others, supply chain disruptions, labor shortages, regulatory challenges, inflationary pressures, as well as market volatility. In addition, decreases in the availability, cost and delivery of supplies have caused shortages and delays for the procurement of raw materials, components and other supplies required to fulfill the Company’s performance obligations. The long-term impacts of COVID-19 on government budgets and other funding priorities are difficult to predict and could adversely affect the Company’s operations and financial results. There can be no assurances that actions

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

or responsive measures taken on the part of the Company or governmental authorities will be successful in mitigating increased risks associated with COVID-19.

Note B – Summary of Significant Accounting Policies
Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial statement information and the rules of the SEC. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated balance sheet as of December 31, 2021 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. In the opinion of management, the condensed consolidated financial statements include all adjustments, consisting of adjustments associated with acquisition accounting and normal recurring adjustments, necessary for the fair statement of such financial statements. All intercompany balances and transactions have been eliminated in consolidation.

These unaudited condensed consolidated financial statements should be read in conjunction with the information contained in the Company’s 2021 Annual Report on Form 10-K. Interim results are not necessarily indicative of the results that may be expected for a full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Management has prepared the estimates using the most current and best available information that are considered reasonable under the circumstances. However, actual results could differ materially from those estimates. Accounting policies subject to estimates include, but are not limited to, valuation of goodwill and intangible assets, contingent consideration, revenue recognition, income taxes, and warrant liabilities.

Business Combinations

The Company utilizes the acquisition method of accounting in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), for all transactions and events in which it obtains control over one or more other businesses (even if less than 100% ownership is acquired), to recognize the fair value of all assets acquired and liabilities assumed and to establish the acquisition date fair value as of the measurement date.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. Subsequent to the measurement period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is identified. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred.

Contingent consideration is classified as a liability or as equity on the basis of the definitions of a financial liability and an equity instrument; contingent consideration payable in cash is classified as a liability. The Company recognizes the fair value of any contingent consideration that is transferred to the seller in a business combination on the date at which control of the acquiree is obtained. Contingent consideration payments related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs (Level 3). When reported, any changes in the fair value of these contingent consideration payments are included in contingent earnout expense on the condensed consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

Based on the specific analysis of its contracts, the Company has determined that its contracts are subject to revenue recognition in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Recognition under the ASC 606 five-step model

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

involves (i) identification of the contract, (ii) identification of performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the previously identified performance obligations, and (v) revenue recognition as the performance obligations are satisfied.

During step one of the five step model, the Company considers whether contracts should be combined or separated, and based on this assessment, the Company combines closely related contracts when all the applicable criteria are met. The combination of two or more contracts requires judgment in determining whether the intent of entering into the contracts was effectively to enter into a single contract, which should be combined to reflect an overall profit rate. Similarly, the Company may separate an arrangement, which may consist of a single contract or group of contracts, with varying rates of profitability, only if the applicable criteria are met. Judgment is involved in determining whether a group of contracts may be combined or separated based on how the arrangement and the related performance criteria were negotiated. The conclusion to combine a group of contracts or separate a contract could change the amount of revenue and gross profit recorded in a given period.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The Company’s contracts with customers generally do not include a right of return relative to delivered products. In certain cases, contracts are modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are accounted for as part of the existing contract. Certain contracts with customers have options for the customer to acquire additional goods or services. In most cases, the pricing of these options are reflective of the standalone selling price of the good or service. These options do not provide the customer with a material right and are accounted for only when the customer exercises the option to purchase the additional goods or services. If the option on the customer contract was not indicative of the standalone selling price of the good or service, the material right would be accounted for as a separate performance obligation.

The Company’s revenues are derived from the design and sales of components for spacecraft and satellites and the performance of engineering, modeling and simulation services related to spacecraft design and mission execution. Each promised good or service within a contract is accounted for separately under the guidance of ASC 606, if they are distinct. Promised goods or services not meeting the criteria for being a distinct performance obligation are bundled into a single performance obligation with other goods or services that together meet the criteria for being distinct. The appropriate allocation of the transaction price and recognition of revenue is then applied for the bundled performance obligation. The Company has concluded that its service contracts generally contain a single performance obligation given the interrelated nature of the activities which are significantly customized and not distinct within the context of the contract.

Once the Company identifies the performance obligations, the Company determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The Company’s contracts generally do not contain penalties, credits, price concessions, or other types of potential variable consideration. Prices are fixed at contract inception and are not contingent on performance or any other criteria.

The Company engages in long-term contracts for production and service activities and recognizes revenue for performance obligations over time. These long-term contracts involve the design, development, manufacture, or modification of components for spacecraft and satellites. Revenue is recognized over time (versus point in time recognition), as the Company’s performance creates an asset with no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date, and the customer receives the benefit as the Company builds the asset. The Company considers the nature of these contracts and the types of products and services provided when determining the proper accounting for a particular contract. These contracts include both fixed-price and cost reimbursable contracts. The Company’s cost reimbursable contracts typically include cost-plus fixed fee and time and material (“T&M”) contracts.

For long-term contracts, the Company typically recognizes revenue using the input method, using a cost-to-cost measure of progress. The Company believes that this method represents the most faithful depiction of the Company’s performance because it directly measures value transferred to the customer. Contract estimates are based on various assumptions to project the outcome of future events that may span several years. These assumptions include, but are not limited to, the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed; the cost and availability of materials; the availability of subcontractor services and materials; and the availability and timing of funding from the customer. The Company bears the risk of changes in estimates to complete on a fixed-price contract, which may cause profit levels to vary from period to period. For cost reimbursable contracts, the Company is reimbursed periodically for allowable costs and is paid a portion of the fee based on contract progress. In the limited instances where the Company enters into T&M contracts, revenue recognized reflects the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as reimbursement of other direct billable costs. For T&M contracts, the Company recognizes revenue in the amount for which the Company has a right to invoice

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

the customer based on the control transferred to the customer. For over time contracts, the Company recognizes anticipated contract losses as soon as they become known and estimable.

Accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. The Company’s estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract’s schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

On long-term contracts, the portion of the payments retained by the customer is not considered a significant financing component. At contract inception, the Company also expects that the lag period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will not constitute a significant financing component. Many of the Company’s long-term contracts have milestone payments, which align the payment schedule with the progress towards completion on the performance obligation. On some contracts, the Company may be entitled to receive an advance payment, which is not considered a significant financing component because it is used to facilitate inventory demands at the onset of a contract and to safeguard the Company from the failure of the other party to abide by some or all of their obligations under the contract.

Contract Balances

Contract balances result from the timing of revenue recognized, billings and cash collections, and the generation of contract assets and liabilities.

Contract assets represent revenue recognized in excess of amounts invoiced to the customer and the right to payment is not subject to the passage of time. Contract liabilities are presented as deferred revenue on the Company’s condensed consolidated balance sheets and consist of deferred product revenue, billings in excess of revenues, deferred service revenue, and customer advances. Deferred product revenue represents amounts that have been invoiced to customers but are not yet recognizable as revenue because the Company has not satisfied its performance obligations under the contract. Billings in excess of revenues represent milestone billing contracts where the billings of the contract exceed recognized revenues.

Remaining Performance Obligations

The Company includes in its computation of remaining performance obligations customer orders for which it has accepted signed sales orders. The definition of remaining performance obligations excludes those contracts accounted for under the “right to invoice” practical expedient.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, cash balances with banks and similar institutions and all highly liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities, including, but not limited to, contingent consideration, at fair value. ASC 820, Fair Value Measurement and Disclosures (“ASC 820”), specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets;
Level 2:
Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high-credit quality. At times, such amounts may exceed federally insured limits. Cash and cash equivalents on deposit or invested with financial and lending institutions was $5.9 million and $20.5 million, as of March 31, 2022 and December 31, 2021, respectively.

The Company provides credit to customers in the normal course of business. The carrying amount of current accounts receivable is stated at cost, net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be fully collected. The allowance is based on the assessment of the following factors: customer creditworthiness, historical payment experience, age of outstanding accounts receivable and any applicable collateral.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out (“FIFO”) basis. Inventory may consist of raw materials, work-in-process, and finished goods. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense. Inventory is impaired when it is probable that inventory values exceed their net realizable value. Changes in these estimates are included in cost of sales in the condensed consolidated statements of operations and comprehensive income (loss).

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has concluded that it operates in one operating segment and one reportable segment, space infrastructure, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Goodwill and Intangible Assets

Goodwill is the amount by which the purchase price exceeded the fair value of the net identifiable assets acquired and liabilities assumed in a business combination on the date of acquisition. Goodwill is assessed for impairment at least annually as of October 1, on a reporting unit basis, or when events and circumstances occur indicating that the recorded goodwill may be impaired. The Company assesses impairment first on a qualitative basis to determine if a quantitative assessment is necessary. In circumstances where our qualitative analysis indicates that it is more likely than not that the fair value of a reporting unit does not exceed its carrying value, the Company would perform a quantitative analysis and the goodwill impairment loss, if any, is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

Intangible assets include those acquired from the Company’s various business combinations as well as licensed software for internal-use. Licensed software is acquired solely to meet the Company’s internal needs which provides the right to take possession of the software and is hosted on the Company’s specific hardware components as well as the capitalization of qualifying costs during the application development stage. Indefinite-lived intangible assets include tradenames and in-process research and development (“IPR&D”). Finite-lived intangible assets include customer relationships, technology trademarks, research and development (“R&D”), and internal-use software. Finite-lived intangible assets are reported at cost, net of accumulated amortization, and are either amortized on a straight-line basis over their estimated useful lives or over the period the economic benefits of the intangible assets are consumed. IPR&D is recognized as an indefinite-lived intangible asset until completion or abandonment of the related project, then reclassified as a finite-lived intangible asset and amortized over the remaining useful life.

All indefinite-lived assets are reviewed for impairment annually, and as necessary if indicators of impairment are present.

Property, Plant and Equipment

Property, plant and equipment are the long-lived, physical assets of the Company, acquired for use in the Company’s normal business operations and not intended for resale by the Company. These assets are recorded at cost. Renewals and betterments that increase the

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

useful lives of the assets are capitalized. Repair and maintenance expenditures that increase the efficiency of the assets are expensed as incurred.

Depreciation is based on the estimated useful lives of the assets using the straight-line method and is included in selling, general and administrative expenses or cost of sales based upon the asset; depreciation and amortization expense includes the amortization of assets under finance leases.

Expected useful lives for property, plant and equipment are reviewed at least annually. Estimated useful lives are as follows:

Estimated useful life in years
Computer equipment	3
Furniture and fixtures	7
Laboratory equipment	3-10
Software	3-5
Leasehold improvements	5 or lease term

As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other (income) expense, net in the condensed consolidated statements of operations and comprehensive income (loss).

Leases

The Company is obligated under certain operating leases for its facilities and office equipment. The Company assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Company records a right-of-use (ROU) asset and lease liability as of the commencement date. The Company uses the date of initial possession as the lease commencement date, which is generally when the underlying asset becomes available for the Company’s specific use.

ROU assets represent the Company’s right to use the underlying asset for the lease term and are depreciated over the shorter of the useful life of the asset and the lease term. Lease liabilities represent the present value of the Company’s obligations to make payments arising over the lease term. The present value of the lease payments is calculated using the incremental borrowing rate as of the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term. The lease term includes renewal options which are reasonably certain to be exercised.

Lease and non-lease related components, such as common area maintenance costs, obligations to return the underlying asset to its original condition, or costs to dismantle and remove the underlying asset at the end of the term, are accounted for separately. Certain leasing arrangements contain predetermined fixed escalation of minimum rents and/or require variable payments, such as insurance and tax payments. Variable lease payments which depend on an index or other rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expense in the period in which the payment occurs.

The Company does not have any material restrictions or covenants in its lease agreements, sale leaseback transactions or residual value guarantees. Leases with an initial term of twelve months or less are not recorded on the Company’s condensed consolidated balance sheets and are recognized as lease expense on a straight-line basis in the condensed consolidated statements of operations and comprehensive income (loss).

Finite-Lived Assets

The Company regularly evaluates its property, plant and equipment and finite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable, in accordance with ASC 360, Property, Plant, and Equipment (“ASC 360”) and ASC 350, Intangibles—Goodwill and Other (“ASC 350”). If the Company determines that the carrying amount of an asset or asset group is not recoverable based upon the undiscounted expected future cash flows of the asset or asset group, the Company records an impairment loss equal to the excess of carrying amount over the estimated fair value of the asset or asset group.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are calculated based on the basis difference for financial reporting and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse. All deferred income taxes are classified as non-current in the Company’s condensed consolidated balance sheets. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Research and Development Costs

Research and development costs are primarily made up of labor charges, prototype material, and development expenses. Research and development costs are expensed in the period incurred.

Advertising Costs

All advertising, promotional and marketing costs are expensed when incurred and are included in Selling, general and administrative expenses within the condensed consolidated statements of operations and comprehensive income (loss).

Equity-based Compensation

The Company’s equity-based compensation plans are classified as equity plans and compensation expense is generally recognized over the vesting period of stock awards. The Company issues stock awards in the form of incentive units, non-qualified stock options and restricted stock units. The fair value of incentive units and stock options are calculated on the grant date using the Black-Scholes Option Pricing Model (“OPM”). Given the absence of adequate historical data, the Company uses the Simplified Method to estimate the term of stock options granted to employees. The fair value of the restricted stock units are calculated based on the closing market price of the Company’s common stock on the grant date.

The vesting of the incentive units is contingent on service-based, performance-based, and market conditions and, as such, the recognition of compensation expense is deferred until it is probable the performance conditions will be satisfied. Once it is probable that the performance conditions will be satisfied, unrecognized compensation expense is recognized based on the portion of the requisite service period that has been rendered. If the requisite period is complete, compensation expense is recognized regardless of market conditions being met and recognizes forfeitures as they occur.

For non-qualified stock options and restricted stock units, the Company recognizes the grant date fair value as compensation expense on a straight-line method over the vesting period (typically three years) and recognizes forfeitures as they occur.

Warrants

As part of the Merger, public warrants were established as equity and private warrants were established as a liability. Classification of the public warrants as equity instruments and the private warrants as liability instruments is based on management’s analysis of the guidance in ASC 815 Derivatives and Hedging and in a statement issued by the Staff of the SEC regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” Management determined that while the public warrants meet the definition of a derivative, they meet the equity scope exception in ASC 815-10-15-74(a) to be classified in stockholders’ equity and are not subject to remeasurement provided that the Company continues to meet the criteria for equity classification. Management considered whether the private warrants display the three characteristics of a derivative under ASC 815, and concluded that the private warrants meet the definition of a derivative. However, the private warrants fail to meet the equity scope exception in ASC 815-10-15-74(a) and thus are classified as a liability measured at fair value, subject to remeasurement at each reporting period. The Company measured the private warrant liability at fair value at the closing of the Merger and then at each

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

reporting period with changes in fair value recognized as other (income) expense, net in the condensed consolidated statements of operations and comprehensive income (loss).

Foreign Currency Translation

The Company’s consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company. The local currency of our operations in Luxembourg, the euro, is considered to be the functional currency of that operation. Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into USD at exchange rates effective as of the balance sheet date. Revenues and expenses are translated using average exchange rates in effect for the periods presented.

Balance sheet translation adjustments are reported in accumulated other comprehensive income (loss). Realized gains and losses on foreign currency transactions are included in other (income) expense, net on the condensed consolidated statements of operations and comprehensive income (loss).

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes the current lease requirements in ASC 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the condensed consolidated statements of operations and comprehensive income (loss). Under ASC 840, leases are classified as either capital or operating, with any capital leases recognized on the condensed consolidated balance sheets. The reporting of lease-related expenses in the condensed consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows will be generally consistent with the ASC 840 guidance. Effective January 1, 2022, the Company adopted the new lease standard using a modified retrospective transition method with a cumulative effect adjustment in the period of adoption. In accordance with ASC 842, the Company elected the following package of practical expedients: (i) to use hindsight analysis on expired or existing leases as of the effective date; (ii) to not apply this standard to short-term leases (i.e. with a term less than 12 months); and (iii) to not reassess the lease classification for existing or expired contracts. As a result of adoption, the Company recognized right of use assets and lease liabilities of $10.1 million and $10.2 million, respectively. Adoption of this standard is not expected to have a material impact on the Company’s results of operations or cash flows.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments–Credit Losses (Topic 326), an amendment of the FASB ASC. Subsequent to the issuance of ASU 2016-13, there were various updates that amended and clarified the impact of ASU 2016-13. ASU 2016-13 broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The amendments in ASU 2016-13 will require an entity to record an allowance for credit losses for certain financial instruments and financial assets, including accounts receivable, based on expected losses rather than incurred losses. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The use

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

of forecasted information incorporates more timely information in the estimate of expected credit losses. The new guidance will be effective for the year beginning January 1, 2023. The Company does not expect this guidance to have a material impact on its condensed consolidated financial statements or related disclosures.

Note C – Business Combinations
Oakman Acquisition
On January 15, 2021, the Company acquired 100% of the equity interest of Oakman for cash and 1,000,000 units of Holdings’ equity. This acquisition supports the Company’s growth in its offering of engineering solutions. The fair value of assets acquired and liabilities assumed as of the acquisition date was $10.0 million and $4.5 million, respectively, for total purchase consideration, after certain adjustments, of $14.3 million, comprised of $12.2 million cash paid and $2.1 million common stock issued. The acquisition was accounted for as a business combination, whereby the excess of the consideration paid over the fair value of identifiable net assets was allocated to goodwill. The amount of goodwill for Oakman as of March 31, 2022 and December 31, 2021 was $8.8 million.

DPSS Acquisition
On February 17, 2021, the Company acquired 100% of the equity interest of DPSS in exchange for cash. The acquisition supports the Company’s growth in its offering of deployable technology. The fair value of assets acquired and liabilities assumed as of the acquisition date was $28.7 million and $12.7 million, respectively, for total purchase consideration, after certain adjustments, of $27.3 million. The acquisition was accounted for as a business combination, whereby the excess of the consideration paid over the fair value of identifiable net assets was allocated to goodwill. The amount of goodwill for DPSS as of March 31, 2022 and December 31, 2021 was $11.3 million.

Techshot Acquisition
On November 1, 2021, the Company acquired 100% of the equity interest of Techshot in exchange for cash and 3,029,596 shares of common stock. The acquisition supports the Company’s growth in its offering of mission solutions.

The following table summarizes the fair value of the consideration transferred and the estimated fair values of the major classes of assets acquired and liabilities assumed as of the acquisition date.

November 1, 2021
Cash paid	$2,228
Common stock issued	38,493
Purchase consideration	$40,721
Assets:
Cash	$406
Accounts receivable and other receivable	287
Contract assets	926
Inventory	120
Prepaid expenses and other current assets	86
Property, plant and equipment	14,818
Intangible assets	4,120
Total assets	20,763
Liabilities:
Accounts payable	39
Accrued expenses	293
Deferred revenue	675
Other current liabilities	35
Deferred tax liabilities	5,521
Total liabilities	6,563
Fair value of net identifiable assets acquired	14,200
Goodwill	$26,521

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The following table summarizes the intangible assets acquired by class:

	November 1, 2021	Weighted average useful life in years
Trademark	$240	3
Technology	1,800	10
Customer relationships	1,400	9
IPR&D	680
Total intangible assets	$4,120
The amounts above represent the current preliminary fair value estimates; however, the measurement period is still open and subject to adjustment as additional information becomes available and as additional analyses and final allocations are completed.

The fair value of the acquired trademark, technology, and IPR&D was estimated using the relief from royalty (“RFR”) method. The fair value of the acquired customer relationships was estimated using the excess earnings method.

The acquisition was accounted for as a business combination, whereby the excess of the consideration paid over the fair value of identifiable net assets was allocated to goodwill. The goodwill reflects the potential synergies and expansion of the Company’s offerings across product lines and markets complementary to its existing products and markets. For tax purposes, the goodwill is not deductible.

Pro Forma Financial Data (Unaudited)
The table below presents the pro forma combined results of operations for the business combinations for the three months ended March 31, 2022 as though the acquisitions of Oakman, DPSS, and Techshot (the “2021 Business Combinations”) had been completed as of January 1, 2020.

Three Months Ended
March 31, 2021
Revenues	$38,026
Net income (loss)	(4,743)

The amounts included in the pro forma information are based on the historical results and do not necessarily represent what would have occurred if the 2021 business combinations had taken place as of January 1, 2020, nor do they represent the results that may occur in the future. Accordingly, the pro forma financial information should not be relied upon as being indicative of the results that would have been realized had the business combination occurred as of the date indicated or that may be achieved in the future.

The Company incurred $46 thousand and $2.2 million of acquisition related costs during the three months ended March 31, 2022 and March 31, 2021, respectively. Acquisition related costs in 2022 were attributable to the Techshot business combination, while such costs in 2021 were attributable to the Oakman and DPSS business combinations. These expenses are included in transaction expenses on the condensed consolidated statements of operations and comprehensive income (loss) and are also reflected in the pro forma results for the periods presented in the table above.

Note D – Fair Value of Financial Instruments
Cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, salaries and benefits payable, accrued interest, other accrued expenses and current liabilities are reflected on the condensed consolidated balance sheets at amounts that approximate fair value because of the short-term nature of these financial assets and liabilities.
The fair value of the Company’s debt approximates its carrying value and is classified as Level 2 within the fair value hierarchy as it is based on discounted cash flows using a current borrowing rate.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Private Warrants
The private warrants were valued using a modified Black-Scholes OPM, which is classified as Level 3 within the fair value hierarchy. The following table presents the fair value per warrant and the valuation assumptions under the Black-Scholes OPM as of March 31, 2022 and December 31, 2021.

	March 31, 2022	December 31, 2021
Fair value	$2.63	$2.47
Exercise price	$11.50	$11.50
Common stock price	$8.48	$6.75
Expected option term (years)	4.42 years	4.67 years
Expected volatility	45.90%	60.50%
Risk-free rate of return	2.41%	1.21%
Expected annual dividend yield	—%	—%

Changes in the fair value of the private warrants are included in other (income) expense, net on the condensed consolidated statements of operations and comprehensive income (loss).

Contingent Consideration
As of March 31, 2022 and December 31, 2021, contingent consideration consisted of estimated future payments related to the Company’s acquisition of Roccor. As certain inputs are not observable in the market, contingent consideration payments are classified as Level 3 instruments and included in notes payable to seller on the condensed consolidated balance sheets. Significant changes in the significant unobservable inputs used in the Black-Scholes OPM to determine the fair value of contingent consideration would result in a significantly lower or higher fair value measurement. The Company adjusts the previous fair value estimate of contingent consideration at each reporting period while considering changes in forecasted financial performance and overall change in risk based on the period of time elapsed.

The purchase agreement with the sellers of Roccor awarded such sellers with a contingent right to an earnout payment from the Company upon the achievement of certain revenue milestones for the year ended December 31, 2021. The fair value of the Roccor contingent earnout was estimated using the Black-Scholes OPM.

The assumptions used in the Black-Scholes OPM were as follows:

Roccor Black-Scholes OPM Assumptions
Risk-free interest rate	0.1%
Revenue discount rate	7.0%
Revenue volatility	30.0%
Earnout payment discount rate	4.0%

As of March 31, 2022, the Company expects to pay the Roccor contingent earnout during the second half of 2022 in accordance with the acquisition agreement.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Financial liabilities measured at fair value on a recurring basis are as follows:

		March 31, 2022
	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Liabilities:
Private warrants	Warrant liabilities	$—	$—	$20,336	$20,336
Contingent consideration	Notes payable to sellers	—	—	1,000	1,000
Total		$—	$—	$21,336	$21,336

		December 31, 2021
	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Liabilities:
Private warrants	Warrant liabilities	$—	$—	$19,098	$19,098
Contingent consideration	Notes payable to sellers	—	—	1,000	1,000
Total		$—	$—	$20,098	$20,098
Changes in the fair value of Level 3 financial liabilities during the three months ended March 31, 2022 were as follows:

	Private Warrants	Contingent Consideration	Total Level 3
December 31, 2021	$19,098	$1,000	$20,098
Additions	—	—	—
Changes in fair value	1,238	—	1,238
Settlements	—	—	—
March 31, 2022	$20,336	$1,000	$21,336
Note E – Accounts Receivable, net
The accounts receivable, net balance was as follows:

	March 31, 2022	December 31, 2021
Billed receivables	$10,152	$14,820
Unbilled receivables	1,832	1,442
Total accounts receivable, net	$11,984	$16,262

Accounts receivable are recorded for amounts to which the Company is entitled and has invoiced to the customer. Unbilled receivables consist of unbilled amounts as of March 31, 2022 under T&M contracts where billing and payment is subject solely to the passage of time.

There was no allowance for doubtful accounts as of March 31, 2022 and December 31, 2021.

Note F – Inventory
The inventory balance was as follows:

	March 31, 2022	December 31, 2021
Raw materials	$618	$414
Work in process	249	117
Finished goods	155	157
Inventory, net	$1,022	$688

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Note G – Debt
The table below presents details of the Company’s debt as of the following periods including the effective interest rate as of March 31, 2022:

	Effective interest rate	March 31, 2022	December 31, 2021
Adams Street Term Loan	7.58%	$30,613	$30,690
Adams Street Revolving Credit Facility	—	—	—
Adams Street Delayed Draw Term Loan	7.58	14,813	14,850
Adams Street Incremental Term Loan	7.47	31,680	31,760
D&O Financing Loan	1.75	761	1,904
Total debt		77,867	79,204
Less: unamortized discounts and issuance costs		1,580	1,653
Total debt, net		76,287	77,551
Less: Short-term debt, including current portion of long-term debt		1,542	2,684
Total long-term debt, net		$74,745	$74,867
Adams Street Capital Credit Agreement
On October 28, 2020, the Company entered into a credit agreement with Adams Street Capital (the “Adams Street Credit Agreement”). The Adams Street Credit Agreement originally included a $31.0 million term loan commitment, $5.0 million revolving credit facility commitment, and $15.0 million delayed draw term loan, all of which mature on October 28, 2026. On January 15, 2021, the Company drew $15.0 million on the delayed draw term loan to finance the Oakman acquisition. On February 17, 2021, the Adams Street Capital Credit Agreement was amended to increase the principal amount of the Adams Street Term Loan by an additional $32.0 million, which was incurred to finance the DPSS acquisition. There were no borrowings outstanding under the revolving credit facility as of March 31, 2022 and December 31, 2021.

On September 2, 2021, the Adams Street Credit Agreement was amended to provide that the consolidated total net leverage ratio not exceed 6.50:1.00 on the last day of any quarter (“the Financial Covenant”), to remove the cap on the amount of unrestricted cash which may be netted for purposes of the Financial Covenant, to redefine “Consolidated EBITDA”, and to reset the call protection terms.

In December 2021, the Company entered into a Consent to Credit Agreement whereby Adams Street Capital agreed to an extension of the delivery of periodic financial statements required under the Adams Street Credit Agreement.

On March 25, 2022, the Company entered into a Third Amendment (the “Amendment”) to the Adams Street Capital Credit Agreement to, among other things, increase commitments under the revolving credit facility from $5.0 million to $25.0 million.

The Amendment also modified certain negative covenants and increased the per annum interest rate (i) with respect to revolving loans in an aggregate principal amount of $5.0 million or less, to 6.00% for Eurocurrency rate loans and 5.00% for Base Rate Loans, and (ii) with respect to revolving loans in an aggregate principal amount in excess of $5.0 million, to 7.50% for Eurocurrency rate loans and 6.50% for Base Rate Loans.

The Adams Street Capital Credit Agreement, as amended, contains certain customary representations and warranties, affirmative and other covenants and events of default, including among other things, payment defaults, breach of representations and warranties, and covenant defaults. As of March 31, 2022 and December 31, 2021, the Company was in compliance with the covenant requirements.

In connection with the entry into the Amendment, AEI and certain of its affiliates (the “AEI Guarantors”), provided a limited guarantee for the payment of outstanding revolving loans in excess of $10.0 million, with a $15.0 million cap in the aggregate. In the event that the AEI Guarantors are required to make payments to the lenders under the Adams Street Capital Credit Agreement pursuant to the terms of the limited guarantee, each AEI Guarantor would be subrogated to the rights of the lenders. In connection with the limited guarantee, the Lead Borrower agreed to pay to the AEI Guarantors, a fee equal to 2% of any amount actually paid by such guarantors under the limited guarantee. The fee is waivable by the AEI Guarantors in their discretion.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Silicon Valley Bank Loan Agreement
On August 31, 2020, the Company entered into a $45.4 million loan agreement with Silicon Valley Bank, which was subsequently modified to increase the principal to $51.1 million on October 28, 2020 (the “SVB Loan”). On April 2, 2021, the Company amended the SVB Loan Agreement to extend the term from August 2021 to September 30, 2022. On September 2, 2021, the Company repaid the full outstanding principal and interest on the SVB Loan.

Paycheck Protection Program (“PPP”) Loan
On May 1, 2020, prior to its acquisition, DSS received a PPP Loan for $1.1 million (the “DSS PPP Loan”). Under the terms of the DSS PPP Loan, DSS could apply for forgiveness under the PPP regulations if DSS used the proceeds of the loan for its payroll costs and other expenses in accordance with the requirements of the PPP. Proceeds from the DSS PPP loan, including interest calculated at a nominal and effective interest rate of 1.00% per annum, were included in a DSS savings account as of the DSS acquisition date. Any amount of the DSS PPP Loan forgiven and proportionate interest amount will be released to the seller of DSS. The Company did not use any of the DSS PPP Loan funds assumed as part of the DSS acquisition. On June 18, 2021, $0.6 million of the DSS PPP Loan was forgiven and as a result was reclassified as a note payable to the seller of DSS. During the year ended December 31, 2021, the Company repaid the $0.6 million note payable to the seller of DSS and the remaining outstanding principal and interest of $0.5 million on the DSS PPP loan.

D&O Financing Loan
On September 3, 2021, the Company entered into a $3.0 million loan (the “D&O Financing Loan”) with BankDirect Capital Finance to finance the Company’s directors and officers insurance premium. The D&O Financing Loan has an interest rate of 1.74% per annum and a maturity date of May 3, 2022.

The maturities of the Company’s long-term debt outstanding as of March 31, 2022 are as follows:

	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Adams Street Term Loan	$233	$310	$310	$310	$29,450	$—	$30,613
Adams Street Delayed Draw Term Loan	113	150	150	150	14,250	—	14,813
Adams Street Incremental Term Loan	240	320	320	320	30,480	—	31,680
D&O Financing Loan	761	—	—	—	—	—	761
Total long-term debt maturities	$1,347	$780	$780	$780	$74,180	$—	$77,867

The table below presents the interest expense on debt, including the amortization of discounts and issuance costs for the following periods:

	Three Months Ended
	March 31, 2022	March 31, 2021
Interest expense on debt	$1,452	$1,410
Liquidity Risks and Uncertainties
The Company’s primary sources of liquidity are cash flows provided by operations, access to existing credit facilities and proceeds from the Merger. Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to existing sources of liquidity and the Company’s ability to meet its financial obligations as they become due.

Since its inception, the Company has incurred net losses and negative operating cash flows, in addition to other cash uses associated with capital expenditures, costs associated with the Company’s acquisitions, and costs associated with the Merger, among other uses. While some of these cash outflows have been non-recurring in nature, the Company has continued to experience net cash outflows from operating activities. While the Company believes its continued growth and cash flow management will result in improvements in cash flow usage from operating activities going forward, there can be no assurance these improvements will be achieved.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

As of March 31, 2022, total available liquidity was $30.9 million, comprised of $5.9 million in cash and cash equivalents and $25.0 million in available borrowings from our existing credit facilities. The Company believes that existing sources of liquidity will be sufficient to meet its working capital needs and comply with its debt covenants for at least the next twelve months from the date on which the consolidated financial statements were issued. As part of the Company’s debt management strategy, management continuously evaluates opportunities to further strengthen the Company’s financial position including the issuance of additional equity or debt securities, refinance or otherwise restructure the existing credit facilities, or enter into new financing arrangements. On April 14, 2022, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with respect to a committed equity facility, under which the Company will have the right, but not the obligation, to issue and sell, from time to time, up to $80.0 million of its common stock. See Note P for more information. In addition, the Company has identified a plan to execute certain cost reduction actions including, among others, integration-related workforce rationalizations, real estate synergies, business unit optimization initiatives, and cost savings associated with certain Corporate level employment costs. There can be no assurances that any of these actions will be sufficient to allow the Company to service its debt obligations, meet its debt covenants, or that such actions will not result in an adverse impact on our business.

Note H – Leases
The Company is obligated under certain operating leases for its facilities and office equipment. Certain facility leases contain predetermined fixed escalation of minimum rents at stated rates ranging from 1.96% to 4.00% per annum and one lease with annual escalations based on the Consumer Price Index (“CPI”). In addition, certain facility leases include renewal options that could extend the lease term for up to an additional nine years. The office equipment lease contains a renewal option that could extend the lease to consecutive 60-day terms and a purchase option.

Total Lease Costs
The following table summarizes total lease costs for the period. As the Company adopted ASC 842 as of January 1, 2022, rent expense recognized in accordance with ASC 840 is reported as operating lease cost for the comparative period in 2021.

	Three Months Ended
	March 31, 2022	March 31, 2021
Operating lease costs	$723	$811
Variable lease costs	—	—
Short-term lease costs	94	—
Total lease costs	$817	$811
Total lease costs are included in selling, general and administrative expenses and cost of sales on the condensed consolidated statements of operations and comprehensive income (loss).

Supplemental Balance Sheet Information
The following table presents supplemental balance sheet information related to the Company’s operating leases:

	March 31, 2022	December 31, 2021
Right-of-use assets	$12,985	$—

Short-term lease liabilities	$2,871	$—
Long-term lease liabilities	10,373	—
Total lease liabilities	$13,244	$—

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Other Supplemental Information
The following table presents other supplemental information related to the Company’s operating leases:

Three Months Ended
March 31, 2022
Cash paid for operating lease liabilities	$607
Right-of-use assets obtained in exchange for new lease liabilities	3,629

Weighted average remaining lease term (in years)	3.2
Weighted average discount rate	4.2%

Future Lease Obligations
As of December 31, 2021, the remaining lease obligation for operating leases under ASC 840 was $26.3 million. As of March 31, 2022, the future annual minimum lease payments for operating lease liabilities are as follows:

Year	Total
Remainder of 2022	$2,183
2023	3,068
2024	2,850
2025	2,266
2026	1,631
Thereafter	3,183
Total lease payments	$15,181
Less: imputed interest	1,937
Present value of operating lease liabilities	$13,244

As of March 31, 2022, the Company had one facility lease that had not yet commenced but created significant future lease obligations in the amount of $3.9 million. The contract was determined to be an operating lease, whereby the Company is required to make rent payments prior to the lease commencement date while construction is completed on the underlying asset. Due to the nature of the work and the amount of the Company’s contribution to construction period costs, the Company was determined not to be the accounting owner of the asset under construction as the landlord had substantially all of the construction period risks.

Note I – Income Taxes
A reconciliation of the U.S. federal statutory income tax expense to actual income tax expense is as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Effective tax rate	14.3%	11.8%
The effective tax rate for the three months ended March 31, 2022 differs from the U.S. federal income tax rate of 21.0% primarily due to nondeductible compensation costs on the Class P Unit Incentive plan, the valuation of warrants, and a partial valuation allowance of the realization of the deferred tax assets originating during the three months ended March 31, 2022. The effective tax rate for the three months ended March 31, 2021 differs from the U.S. federal income tax rate of 21.0% primarily due to nondeductible transaction costs and changes in the estimated state income tax rate in connection with the acquisition of Oakman and DPSS, partially offset by the research and development income tax credit.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The Company assesses the deferred tax assets for recoverability on a quarterly basis. In assessing the realizability of deferred income tax assets, the Company considers whether it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss (“NOL”) carryforwards are available. For the three months ended March 31, 2022, the Company concluded that a portion of its deferred tax assets would more-likely-than-not be realized, whereas the Company concluded that substantially all of the deferred tax assets are more-likely-than-not realizable for the three months ended March 31, 2021. The change from the three months ended March 31, 2021 to the three months ended March 31, 2022 was driven by the additional amount of deferred tax assets expected to be generated on taxable losses in 2022, which resulted in an increase to the valuation allowance of $1.4 million recognized through income tax expense (benefit) on the condensed consolidated statements of operations and comprehensive income (loss).

The effective tax rate was 14.3% compared to 11.8% for the three months ended March 31, 2022 and March 31, 2021, respectively. The difference in effective tax rate between periods was primarily related to equity-based compensation, the valuation of warrants, and a partial valuation allowance on net operating loss carryforwards originating during the three months ended March 31, 2022.

Note J – Commitments and Contingencies
Contingencies in the Normal Course of Business
Under certain contracts with the U.S. government and certain governmental entities, contract costs, including indirect costs, are subject to audit by and adjustment through negotiation with governmental representatives. Revenue is recorded in amounts expected to be realized on final settlement of any such audits.
Legal Proceedings
The Company is subject to litigation, claims, investigations and audits arising from time to time in the ordinary course of business. Although legal proceedings are inherently unpredictable, the Company believes that it has valid defenses with respect to any matters currently pending against the Company and intends to defend itself vigorously. Excluding pending matters disclosed below, the outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company’s condensed consolidated financial statements.

On November 5, 2021, the Company was notified of potential accounting issues with a business unit by an employee in connection with his resignation. Management promptly informed the independent Audit Committee and its independent registered public accounting firm. The Audit Committee promptly engaged independent, external legal and accounting firms to complete an independent investigation. After completing its investigation, the Audit Committee concluded that the potential issues raised by the former employee did not require a restatement or adjustment of the Company’s previously issued consolidated financial statements relating to any prior periods. However, the results of the investigation confirmed the existence of previously identified internal control deficiencies as well as identified certain additional internal control deficiencies. The Company self-reported this matter to the SEC on November 8, 2021 and intends to continue to cooperate with any requests from the SEC.

On December 17, 2021, the Company, our CEO, Peter Cannito, and our CFO, William Read, were named as defendants in a putative class action complaint filed in the United States District Court for the Middle District of Florida. In the complaint, the plaintiff alleges that the Company and certain of its directors and officers made misleading statements and/or failed to disclose material facts about the Company’s business, operations, and prospects, allegedly in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and Section 20(a) of the Securities Exchange Act of 1934. As relief, the plaintiffs are seeking, among other things, compensatory damages. The defendants believe the allegations are without merit and intend to defend the suit vigorously. However, given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.
Business Combinations
The Company has acquired and plans to continue to acquire businesses with prior operating histories. These acquisitions may have unknown or contingent liabilities, which the Company may become responsible for and could have a material impact on the Company’s future operating results and cash flows. In addition, the Company may incur acquisition costs, regardless of whether or not the acquisition is ultimately completed, which may be material to future periods.

Note K - Warrants
Public Warrants
Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

adjustment. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire on September 2, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the public warrants for redemption as follows: (1) in whole and not in part; (2) at a price of $0.01 per warrant; (3) upon a minimum of 30 days prior written notice of redemption; and (4) only if the last reported closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the 3rd trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the Company public warrants to do so on a “cashless basis.”

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including a consolidation, combination, reverse stock split or reclassification of shares of the Company’s common stock or other similar event. In no event will the Company be required to net cash settle the warrant shares.

As of March 31, 2022, there were 8,188,811 public warrants issued and outstanding.

Private Warrants
The terms and provisions of the public warrants above also apply to the private warrants. If the private warrants are held by holders other than Sponsor, Jefferies, Holdings or their respective permitted transferees, the private warrants will be redeemable by the Company and exercisable by the holders on the same basis as the public warrants. The Sponsor, Jefferies, Holdings and their respective permitted transferees have the option to exercise the private placement warrants on a cashless basis.

As of March 31, 2022, there were 7,732,168 private warrants issued and outstanding.

Refer to Note D for information on the Level 3 inputs used to value the private warrants.

Note L – Equity-Based Compensation
The Company has three equity-based compensation plans, which are described below.

Holdings, the Company’s former parent adopted a written compensatory benefit plan (the “Class P Unit Incentive Plan”) to provide incentives to existing or new employees, officers, managers, directors, or other service providers of the Company or its subsidiaries in the form of Holdings’ Class P Units (“Incentive Units”). Incentive Units have a participation threshold of $1.00 and are divided into three tranches (“Tranche I,” “Tranche II,” and “Tranche III”): Tranche I, Tranche II, and Tranche III Incentive Units were subject to performance-based, service-based, and market-based conditions.

On September 2, 2021, the company’s board of directors adopted the Redwire Corporation 2021 Omnibus Incentive Plan (the “Plan”) which authorizes the grant of stock options (incentive and non-qualified), stock appreciation rights, restricted stock, restricted stock units, and other cash or share-based awards to employees, officers, non-employee directors and consultants of the Company. The Company initially reserved an aggregate of 7,936,136 shares (subject to annual increases on January 1 of each year beginning in 2022 and ending with a final increase on January 1, 2031) of the Company’s common stock for grants under the Plan. Shares of the Company’s stock reserved for grants under the Plan were 9,189,953 and 7,936,136 as of March 31, 2022 and December 31, 2021, respectively. Incentive stock options may only be granted to employees and officers employed by the Company. The Plan appoints the board of directors, the compensation committee or such other committee consisting of two or more individuals (the “Committee”) appointed by the board to administer the Plan. Awards under the Plan will contain such terms and conditions not inconsistent with the Plan as the Committee in its discretion approves. The Committee has discretion to administer the Plan in the manner which it determines, from time to time, is in the best interest of the Company.

On September 2, 2021, the company’s board of directors adopted the Redwire Corporation 2021 Employee Stock Purchase Plan (the “ESPP”) which authorizes the grant of rights to purchase common stock of the Company to employees, officers and directors (if they are otherwise employees) of the Company. The Company initially reserved an aggregate of 755,822 shares (subject to annual increases on January 1 of each year beginning in 2022 for a period of up to ten years) of the Company’s common stock for grants under the ESPP. Shares of the Company’s stock reserved for grants under the ESPP were 1,382,731 and 755,822 as of March 31, 2022 and December 31, 2021, respectively. The ESPP appoints the Compensation Committee (the “Committee”) to administer the ESPP. Awards under the ESPP will contain such terms and conditions not inconsistent with the ESPP as the Committee in its discretion

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

approves. The Committee has discretion to administer the ESPP in the manner which it determines, from time to time, is in the best interest of the Company. As of March 31, 2022, no shares had been issued under the ESPP.

Incentive Units
On March 24, 2021 (“modification date”), Holdings, the Company’s former parent amended the Class P Unit Incentive Plan so that the Tranche I and the Tranche III Incentive Units became fully vested, upon the closing of the Merger. Holdings also amended the Class P Unit Incentive Plan so that the Tranche II Incentive Units would vest on any liquidation event, as defined in the Class P Unit Incentive Plan, rather than only upon consummation of the sale of Holdings, subject to the market-based condition stipulated in the Class P Unit Incentive Plan prior to its amendment.

As a result of the Merger, Tranches I and III Incentive Units vested on September 2, 2021 (“vesting date”) and the performance vesting condition was met for the Tranche II Incentive Units. The fair value determined at the date of the amendment of the Class P Unit Incentive Plan was immediately recognized as compensation expense on the vesting date for Tranches I and III. Compensation expense for the Tranche II Incentive Units was recognized over the derived service period of twelve months from the modification date, which resulted in approximately seventy-five percent of the compensation expense for Tranche II being recognized as of December 31, 2021 and $2.4 million of compensation expense being recognized during the three months ended March 31, 2022. As of March 31, 2022, there was no unrecognized compensation costs related to Tranche II Incentive Units.

Stock Options
Pursuant to the Plan, the Company’s board of directors granted certain Grantees, options to purchase shares of the Company’s common stock with a contractual term of 10 years. The options vest over a three year term as follows: 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.4% on the third anniversary of the grant date. Vesting is contingent upon continued employment or service to the Company; both the vested and unvested portion of a Grantee’s option will be immediately forfeited and cancelled if the Grantee ceases employment or service to the Company. The Company recognizes equity-based compensation expense for the options equal to the fair value of the awards on a straight-line basis over the service based vesting period and recognizes forfeitures as they occur.

The fair value of options granted under the Plan was estimated on the grant date under the Black-Scholes OPM using the following assumptions:

Expected option term (years)	6
Expected volatility	32.80%
Risk-free rate of return	0.93%-1.15%
Expected annual dividend yield	—%

As of March 31, 2022, there were 1,546,400 shares outstanding and $4.1 million of unrecognized compensation cost related to unvested stock options granted under the Plan. There were no shares that were granted, vested or were exercisable under the Plan during the three months ended March 31, 2022.

Restricted Stock Units
Restricted stock units awarded under the Plan are generally subject to forfeiture in the event of termination of employment prior to vesting dates. The Company recognizes equity-based compensation expense for the restricted stock units equal to the fair value of the awards on a straight-line basis over the service based vesting period and recognizes forfeitures as they occur.

The Company did not grant additional shares of restricted stock units of the Company’s common stock during the three months ended March 31, 2022.

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

A summary of the status of the Company’s restricted stock units as of March 31, 2022, and changes during the three months ended March 31, 2022, is presented as follows:

	Restricted Shares	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Unvested at December 31, 2021	1,717,950	$11.66	1.8	$11,596
Granted	—	—
Vested	—	—
Forfeited	(41,850)	12.72
Unvested at March 31, 2022	1,676,100	$11.63	1.6	$14,213

As of March 31, 2022, there was approximately $17.8 million of total unrecognized compensation cost related to unvested restricted stock units granted under the Plan. This cost is expected to be recognized over a weighted-average period of 1.6 years. There were no restricted stock units that vested during the three months ended March 31, 2022.

The table below presents the equity-based compensation expense recorded during the following periods:

	Three Months Ended
	March 31, 2022	March 31, 2021
Cost of Sales
Incentive Units	$181	$—
Stock Options	12	—
Restricted Stock Units	627	—
Total cost of sales	$820	$—

Selling, general and administrative expenses
Incentive Units	2,171	—
Stock Options	409	—
Restricted Stock units	1,011	—
Total selling, general and administrative expenses	$3,591	$—

Total equity-based compensation expense	$4,411	$—

Note M – Net Income (Loss) per Share
The numerators and denominators of the basic and diluted net income (loss) per share were computed for the periods presented as follows:

	Three Months Ended
	March 31, 2022	March 31, 2021
Numerator:
Net income (loss)	$(17,293)	$(7,674)
Denominator:
Weighted average shares outstanding – basic and diluted	62,690,869	37,200,000
Basic and diluted net income (loss) per share	$(0.28)	$(0.21)
Because the Company had a net loss for all periods presented, the Company did not have any dilutive securities and/or other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the periods presented. For the three months ended March 31, 2022, potentially diluted shares consisted of warrants, stock options, and restricted stock units that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period. See Note K and Note L for

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

further information of the Company’s warrants and equity-based compensation awards, respectively.

Note N – Revenue
The table below presents revenues by customer grouping for the following periods:

	Three Months Ended
	March 31, 2022	March 31, 2021
Civil space	$16,164	$16,023
National security	7,578	8,288
Commercial and other	9,125	7,387
Total revenues	$32,867	$31,698

Contract Balances
The table below presents the contract assets and contract liabilities included on the condensed consolidated balance sheets for the following periods:

	March 31, 2022	December 31, 2021
Contract assets	$17,492	$11,748

Contract liabilities	$13,929	$15,734

The increase in contract assets was primarily driven by growth in revenue recognized and timing of billable milestones occurring during the three months ended March 31, 2022, and also by the acquisitions of Oakman, DPSS, and Techshot compared to the period before they were acquired.

The decrease in contract liabilities was related to timing of billable milestones occurring during the three months ended March 31, 2022, partially offset by an increase related to the acquisitions of Oakman, DPSS and Techshot, compared to the period before they were acquired. Revenue recognized in the three months ended March 31, 2022 that was included in the contract liability balance as of December 31, 2021 was $7.8 million. Revenue recognized in the three months ended March 31, 2021 that was included in the contract liability balance as of December 31, 2020 was $8.1 million.

The Company evaluates the contract value and cost estimates at completion (“EAC”) for performance obligations at least quarterly and more frequently when circumstances significantly change. Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimate of total revenue and cost at completion is complex, subject to many variables and requires significant judgment by management on a contract by contract basis. As part of this process, management reviews information including, but not limited to, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays. Management’s judgment related to these considerations has become increasingly more significant given the current economic environment primarily caused by the COVID-19 pandemic.

When the Company’s estimate of total costs to be incurred to satisfy a performance obligation exceeds the expected revenue, the Company recognizes the loss immediately. When the Company determines that a change in estimate has an impact on the associated profit of a performance obligation, the Company records the cumulative positive or negative adjustment to the statement of operations and comprehensive income (loss). Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the Company’s operating results.

The following table summarizes the impact of the net EAC adjustments for the periods presented:

	Three Months Ended
	March 31, 2022	March 31, 2021
Net EAC adjustments, before income taxes	$(1,764)	$(56)
Net EAC adjustments, net of income taxes	(1,511)	(50)
Net EAC adjustments, net of income taxes, per diluted share	(0.02)	—

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Remaining Performance Obligations
As of March 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $107.7 million. The Company expects to recognize approximately 78% of its remaining performance obligations as revenue within the next 12 months and the balance thereafter.

Geographic Information and Significant Customers
The table below presents revenues based on the geographic location of the Company’s customers for the following periods:

	Three Months Ended
	March 31, 2022	March 31, 2021
U.S.	$31,351	$30,911
Luxembourg	1,230	715
South Korea	140	61
Germany	104	11
Other	42	—
Total revenues	$32,867	$31,698
The majority of the Company’s revenues are derived from government contracts. Customers comprising 10% or more of revenues were as follows for the periods presented:

	Three Months Ended
	March 31, 2022	March 31, 2021
NASA	$8,439	$10,937
Boeing	5,463	4,031
Air Force Research Laboratory(1)	—	3,344
Total	$13,902	$18,312
(1) While revenue was generated in each of the periods presented, amounts are only disclosed for the periods in which revenue represented 10% or more of total revenue.

Note O – Related Parties
The table below presents details of the Company’s related party transactions with AEI included on the condensed consolidated statements of operations and comprehensive income (loss) for the following periods:

	Three Months Ended
	March 31, 2022	March 31, 2021
Management fees paid to AEI	$—	$162
Transaction fees paid to AEI	—	900
Total fees paid to AEI	$—	$1,062

All related party fees associated with AEI were incurred prior to the close of the Merger. Additionally, the Company made a $4.9 million payment to AEI in October 2020, which was repaid in February 2021.

Please refer to Note G, for related party transactions associated with the Company’s debt obligations.

Note P – Subsequent Events
On April 14, 2022, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital, LLC (“B. Riley”) with respect to a committed equity facility. Under the Purchase Agreement, the Company will have the right, but not the obligation, to issue and sell to B. Riley, from time to time, up to $80.0 million of shares of the Company’s common stock, subject to terms and conditions, including relating to price per share, specified in the Purchase Agreement. Upon execution of the Purchase Agreement, the Company issued 127,751 shares of common stock to B. Riley as consideration for its irrevocable commitment to purchase shares of our common stock from time to time. Pursuant to the Registration Rights Agreement, the Company filed a registration statement on Form S-1 with the SEC on April 22, 2022, registering an initial 9,000,000 shares of common stock to be issued by the Company to B. Riley at its election, from time to time, pursuant to the Purchase Agreement to permit the resale by B. Riley of the shares of common stock

REDWIRE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

registered thereunder.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its common stock to B. Riley. The Company intends to use the net proceeds from this agreement to further support its growth strategy through initiatives such as accretive acquisitions and internal investments, to bolster working capital and/or for general corporate purposes.

The Company has evaluated subsequent events after the consolidated balance sheet as of March 31, 2022 through the condensed consolidated financial statements issuance date and there were no additional subsequent events that required disclosure.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and accompanying notes included in this Quarterly Report on Form 10-Q. Certain information contained in this discussion and analysis includes forward looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of many factors. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, please refer to “Item 1A. Risk Factors” and the "Cautionary Note Regarding Forward-Looking Statements” sections of this Quarterly Report on Form 10-Q. Unless the context otherwise requires, all references in this section to the “Company,” “Redwire,” “we,” “us” or “our” refer to Redwire Corporation and its consolidated subsidiaries.
Business Overview
We are a leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable intellectual property for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, we are uniquely positioned to assist our customers in solving the complex challenges of future space missions.

We manufacture and deliver space infrastructure to our customers. We offer a broad array of products and services, many of which have been enabling space missions since the 1960s and have been flight-proven on over 200 spaceflight missions, including missions such as the GPS constellation, New Horizons and Perseverance. We are also a provider of innovative technologies with the potential to help transform the economics of space and create new markets for its exploration and commercialization. One example of this is our patented suite of in-space manufacturing and robotic assembly technologies (referred to herein as on-orbit servicing, assembly, and manufacturing, or “OSAM”). Other examples of our proprietary technologies include deployable structures, human-rated camera systems and digital engineering.

We have grown organically while also continuing to integrate several acquisitions from a fragmented landscape of space-focused technology companies with innovative capabilities and deep flight heritage. Many of our technologies are flight-proven and have been adopted by a broad range of customers across national security, civil and commercial space. Combining heritage and innovation has enabled us to accelerate the delivery of disruptive technologies.

We believe the space economy is at an inflection point. The reduction of launch costs over the last decade has eliminated the single largest economic barrier to entry for the expanded utilization of space, and the increasing cadence of launches provides more flexible, reliable access. This lower cost access has resulted in both the expansion and modernization of traditional national security and civil uses of space and has enticed new commercial entrants to invest substantial capital to develop new space-based business models. Our goal is to provide a full suite of infrastructure solutions, including mission-critical components, services and systems that will contribute to a dramatic expansion of the space-based economy. We believe that our products and services are essential to the growth of space as a strategic military and commercial domain, as well as a frontier for science and exploration.
Recent Developments
During the first quarter of 2022, the Company continued to serve as a critical mission partner to commercial, civil, and national security customers. Redwire hardware was utilized on four launches and Redwire payloads operated on the International Space Station (“ISS”) and successfully returned to Earth. These deployments represent Redwire’s continued enablement of the missions of today and demonstrate our dedication to accelerating humanity’s expansion into space by delivering reliable, economical, and sustainable infrastructure for future generations. Our products and technologies are enabling multiple constellations and multi-shipset, multi-year programs for partners like the Space Development Agency (“SDA”), the U.S. Space Force, National Aeronautics and Space Administration (“NASA”), and commercial customers.

Of particular note among our first quarter accomplishments: in January, Redwire successfully delivered multiple L-Band Link-16 Helical Antenna systems for the first generation of the SDA’s National Defense Space Architecture constellation’s Transport Layer. Redwire continues to provide solar array solutions for a variety of customers, including early delivery relative to its baseline schedule of the fourth ROSA solar array for augmentation of the ISS’s power generation capabilities. Following up on the successful installation of wings 1 and 2 in 2021, wings 3 and 4 are currently scheduled for launch to the ISS this year, with wings 5 and 6 launching thereafter. Roll-Out Solar Array (“ROSA”) is an innovative solar array technology proprietary to Redwire and is operating on a variety of missions such as NASA’s Double Asteroid Redirection Test (“DART”). Redwire’s solar array product lines have a robust production pipeline including the Power and Propulsion Element of the Lunar Gateway and a variety of small low Earth orbit (“LEO”) satellites. In the fourth quarter of 2021, Redwire completed the critical design review for OSAM-2, a first-of-its-kind satellite which will manufacture and assembly portions of itself in space. Validating the importance and potential of this technology, The White House and the National Space Council released a national in-space servicing, assembly and manufacturing (“ISAM”) strategy calling for investment and adoption of in-space manufacturing and assembly for satellite missions. Redwire is a leader in this technology area which can enable more capability at a lower cost, larger apertures for spacecraft, and the ability to sustain and protect assets in orbit. Cost increases and additional research and development investment in this area impacted the Company’s performance for the three months ended March 31, 2022. We expect to continue to invest in technologies through the remainder of 2022.

Merger with Genesis Park Acquisition Corp. (“GPAC”)
On March 25, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GPAC, Shepard Merger Sub Corporation, a Delaware corporation and direct, wholly owned subsidiary of GPAC (“Merger Sub”), Cosmos Intermediate, LLC (“Cosmos”) and AE Red Holdings, LLC formerly known as Redwire, LLC (“Holdings”).

Pursuant to the Merger Agreement, the parties completed a business combination transaction by which, (i) GPAC domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Companies Act of the Cayman Islands (the “Domestication”), (ii) Merger Sub merged with and into Cosmos, with Cosmos being the surviving entity in the merger (the “First Merger”), and (iii) immediately following the First Merger, Cosmos merged with and into GPAC, with GPAC being the surviving entity in the merger (the “Second Merger” and, together with the First Merger, the “Mergers” or the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). In this Quarterly Report on Form 10-Q, we refer to the Domestication and the Transactions, collectively, as the “Merger”.

On September 2, 2021, the Company consummated the Merger. Upon the closing of the Merger, GPAC was renamed to Redwire Corporation. The Merger was accounted for as a reverse recapitalization in which GPAC was treated as the acquired company. A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of the Company in many respects. MIS was deemed the accounting predecessor and the combined entity is the successor SEC registrant, Redwire.

The aggregate consideration paid to Holdings consisted of a combination of cash and stock. The cash consideration was comprised of $75.0 million (such amount, the “Closing Cash Consideration”). The remainder of the consideration was comprised of (i) 37,200,000 shares of common stock, par value $0.0001 per share, of GPAC (the “Closing Share Consideration”) and (ii) 2,000,000 warrants to purchase one share of common stock per warrant (the “Closing Warrant Consideration”), with such amount of warrants corresponding to the forfeiture of certain warrants acquired by GPAC’s Sponsor, Genesis Park Holdings, a Cayman Islands limited liability company and Jefferies LLC in connection with GPAC’s initial public offering. At the effective time of the First Merger, the units of Cosmos were cancelled and automatically deemed for all purposes to represent the right to receive, in the aggregate, the Closing Cash Consideration, the Closing Share Consideration and the Closing Warrant Consideration.

COVID-19 Operational Posture and Impact
We continue to evaluate the ongoing impact of the pandemic. As aerospace manufacturing, communications and defense are federal critical infrastructure sectors, we continue to keep some of our workforce onsite to maintain critical operations. As such, our operations continue to expose our workforce to risks associated with the COVID-19 pandemic.

In response to this exposure, our pandemic crisis response plan remains activated to protect the health and safety of our team members, families, customers, and communities, while continuing to meet our commitments to customers. Given the ongoing nature of the outbreak and consequences on the economy, at this time we cannot reasonably estimate the magnitude of the ultimate impact that COVID-19 will have on our business, financial performance, and operating results. The pandemic has caused program execution delays as a result of variant resurgences. Therefore, the near and long-term impacts of the pandemic on the cost and schedule of the numerous programs in our existing backlog and the timing of new awards remains uncertain. We are also observing stress in our supplier base inside and outside the U.S., which is tied to global supply chain constraints, labor shortages and inflationary pressures globally. We will continue to monitor and assess the actual and potential COVID-19 impacts on employees, customers, suppliers and the productivity of the work being done, all of which, to some extent, has and will continue to impact revenues, estimated costs to complete projects, earnings and cash flow.

Results of Operations

The following table presents our results of operations for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 expressed in U.S. thousands of dollars, along with the percentage of revenues and the dollar and percent change compared to the prior period:

	Three Months Ended				$ Change from prior year period	% Change from prior year period
(in thousands, except percentages)	March 31, 2022	% of revenues	March 31, 2021	% of revenues
Revenues	$32,867	100%	$31,698	100%	$1,169	4%
Cost of sales	27,696	84	24,221	76	3,475	14
Gross margin	5,171	16	7,477	24	(2,306)	(31)
Operating expenses:
Selling, general and administrative expenses	20,951	64	11,256	36	9,695	86
Transaction expenses	46	—	2,417	8	(2,371)	(98)
Research and development	1,724	5	996	3	728	73
Operating income (loss)	(17,550)	(53)	(7,192)	(23)	(10,358)	144
Interest expense, net	1,452	4	1,421	4	31	2
Other (income) expense, net	1,180	4	87	—	1,093	1,256
Income (loss) before income taxes	(20,182)	(61)	(8,700)	(27)	(11,482)	132
Income tax expense (benefit)	(2,889)	(9)	(1,026)	(3)	(1,863)	182
Net income (loss)	$(17,293)	(53)%	$(7,674)	(24)%	$(9,619)	125%

For purposes of the following discussion and analysis, any financial impact related to the acquisition of Oakman Aerospace, Inc. (“Oakman”), Deployable Space Systems, Inc. (“DPSS”) and Techshot, Inc. (Techshot”) is collectively referred to as the “2021 Acquisitions.”

Revenues
Revenues increased by $1.2 million, or 4%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The year-over-year increase in revenues was primarily driven by $3.7 million of contributed revenue from 2021 Acquisitions and the timing of product deliveries in the deployables and engineering solutions space. This activity was partially offset by the timing of subcontracted work in addition to macroeconomic headwinds, including inflation and supply chain pressures that increased production costs.

Cost of Sales
Cost of sales increased $3.5 million, or 14%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The year-over-year increase in cost of sales was primarily driven by $3.7 million of contributed cost of sales from 2021 Acquisitions, equity-based compensation of $0.8 million, increased costs associated with revenue growth for the period, and the macroeconomic factors discussed above. These activities were partially offset by changes in contract mix and the investment of operational resources in future technologies through research and development.

Gross Margin
Gross margin decreased $2.3 million, or 31%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. As a percentage of sales, gross margin was 16% and 24% for the three months ended March 31, 2022 and March 31, 2021, respectively. The year-over-year decrease in gross margin was primarily driven by changes in contract mix and an increase in production costs and equity-based compensation.
Selling, General and Administrative expenses (“SG&A”)
SG&A expenses increased $9.7 million, or 86%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The year-over-year increase in SG&A was primarily driven by equity-based compensation expense of $3.6 million, litigation-related expenses of $2.3 million and increased payroll costs of $1.5 million related to our expanded workforce. The remaining increase was primarily related to increased professional fees and other costs associated with being a public company. Contributed SG&A from the 2021 Acquisitions was $2.0 million for the three months ended March 31, 2022. SG&A expenses are expected to increase as we continue to invest in the development of our business and centralized corporate functions.

Transaction Expenses
Transaction expenses decreased $2.4 million, or 98%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The transaction expenses incurred in the three months ended March 31, 2022 were primarily related to the acquisition of Techshot, while transaction expenses incurred in the three months ended March 31, 2021 included the acquisition of Oakman and DPSS.

Research and Development
Research and development expenses increased $0.7 million, or 73%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The increase was primarily driven by the strategic decision to invest in future technologies despite macroeconomic factors that increased the cost of research and development activities. The remaining increase was due to varied spending on projects related to solar arrays, modeling and simulation environments, and technologies related to low-earth orbit commercialization, including biofabrication, polymer and metal manufacturing, and cold stowage services. Contributed expenses from the 2021 Acquisitions was $0.4 million for the three months ended March 31, 2022.

Interest Expense, net
Interest expense, net was relatively consistent for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. Please refer to Note G of the accompanying notes to the condensed consolidated financial statements for additional information related to the Company’s debt obligations.

Other (Income) Expense, net
Other (income) expense, net increased $1.1 million, or 1,256%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The year-over-year increase was primarily due to a loss recognized as a result of an increase in the private warrant liability of $1.2 million during the three months ended March 31, 2022. Refer to Note D of the accompanying notes to the condensed consolidated financial statements for additional information related to the private warrants.

Income Tax Expense (Benefit)
The table below provides information regarding our income tax expense (benefit) for the following periods:

	Three Months Ended
(in thousands, except percent)	March 31, 2022	March 31, 2021
Income tax expense (benefit)	$(2,889)	$(1,026)
Effective tax rate	14.3%	11.8%
The increase in our effective tax rate for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 is primarily due to the impact of equity-based compensation, the valuation of warrants, and a partial valuation allowance on net operating loss carryforwards originating during the three months ended March 31, 2022. Refer to Note I of the accompanying notes to the condensed consolidated financial statements for further discussion.

Supplemental Non-GAAP Information
We use certain financial measures to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources which are not calculated in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and are considered to be Non-GAAP financial performance measures. These Non-GAAP financial performance measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA and Pro Forma Adjusted EBITDA are two such Non-GAAP financial measures that we use. Adjusted EBITDA is defined as net income (loss) adjusted for interest expense (income), net, income tax (benefit) expense, depreciation and amortization, acquisition costs, acquisition integration costs, purchase accounting fair value adjustment related to deferred revenue, capital market and advisory fees, write-off of long-lived assets, and equity-based compensation. Pro Forma Adjusted EBITDA is computed to give effect to the business combinations as if they occurred on January 1 of the year in which they were acquired.

The table below presents a reconciliation of Adjusted EBITDA and Pro Forma Adjusted EBITDA to net income (loss), computed in accordance with U.S. GAAP for the following periods:

	Three Months Ended
(in thousands)	March 31, 2022	March 31, 2021
Net income (loss)	$(17,293)	$(7,674)
Interest expense	1,452	1,422
Income tax expense (benefit)	(2,889)	(1,026)
Depreciation and amortization	3,658	2,271
Acquisition deal cost (i)	46	2,417
Acquisition integration cost (i)	458	314
Purchase accounting fair value adjustment related to deferred revenue (ii)	26	73
Capital market and advisory fees (iii)	1,958	3,180
Litigation-related expenses (iv)	2,266	—
Equity-based compensation (v)	4,411	—
Warrant liability change in fair value adjustment (vi)	1,238	—
Adjusted EBITDA	(4,669)	977
Pro forma impact on EBITDA (vii)	—	699
Pro forma adjusted EBITDA	$(4,669)	$1,676
i.Redwire incurred acquisition costs including due diligence and integration costs.
ii.Redwire incurred purchase accounting fair value adjustments to unwind deferred revenue for MIS and DPSS.
iii.Redwire incurred capital market and advisory fees related to advisors assisting with preparation for the Merger and transitional costs associated with becoming a public company.
iv.Redwire incurred expenses related to the Audit Committee investigation and securities litigation as further described in Note J of the accompanying notes to the condensed consolidated financial statements.
v.Redwire incurred expenses related to equity-based compensation under Redwire’s equity-based compensation plan.
vi.Redwire adjusted the fair value of the private warrants between the initial valuation as of September 2, 2021, the date the warrants were assumed, and March 31, 2022.
vii.Pro forma impact represents the incremental results of a full period of operations assuming the entities acquired during the periods presented were acquired from January 1 of the year in which they occurred. For the three months ended March 31, 2021, the pro forma impact included the results of Oakman, DPSS and the incremental results of Techshot, which was acquired in November 2021.

Key Performance Indicators
Book-to-bill Ratio
Book-to-bill is the ratio of total contract awarded to revenues recorded in the same period. The contracts awarded balance includes firm contract orders including time and material contracts which were awarded during the period and does not include unexercised contract options or potential orders under indefinite delivery/indefinite quantity contracts. Although the contracts awarded balance reflects firm contract orders, terminations, amendments, or contract cancellations may occur which could result in a reduction to the contracts awarded balance.

We view book-to-bill as an indicator of future revenue growth potential. To drive future revenue growth, our goal is for the level of contract awarded in a given period to exceed the revenue recorded, thus yielding a book-to-bill ratio greater than 1.0.

Our book-to-bill ratio was as follows for the periods presented:

	Three Months Ended
(in thousands, except ratio)	March 31, 2022	March 31, 2021
Contracts awarded	$30,426	$67,234
Revenues	32,867	31,698
Book-to-bill ratio	0.93	2.12

Our book-to-bill ratio was 0.93 for three months ended March 31, 2022, as compared to 2.12 for three months ended March 31, 2021. For the three months ended March 31, 2022, none of the contracts awarded balance relates to acquired contract value. For the three months ended March 31, 2021, $38.6 million of the contracts awarded balance relates to acquired contract value from the Oakman and DPSS acquisitions.

Backlog
We view growth in backlog as a key measure of our business growth. Contracted backlog represents the estimated dollar value of firm funded executed contracts for which work has not been performed (also known as the remaining performance obligations on a contract). Our contracted backlog includes $29.6 million and $10.7 million in remaining contract value from time and materials contracts as of March 31, 2022 and as of December 31, 2021, respectively.

Organic contracted backlog change excludes backlog activity from acquisitions for the first four full quarters since the entities’ acquisition date. Contracted backlog activity for the first four full quarters since the entities’ acquisition date is included in acquisition-related contracted backlog change. After the completion of four fiscal quarters, acquired entities are treated as organic for current and comparable historical periods.

Organic contract value includes the remaining contract value as of January 1 not yet recognized as revenue and additional orders awarded during the period for those entities treated as organic. Acquisition-related contract value includes remaining contract value as of the acquisition date not yet recognized as revenue and additional orders awarded during the period for entities not treated as organic. Similarly, organic revenue includes revenue earned during the period presented for those entities treated as organic, while acquisition-related revenue includes the same for all other entities, excluding any pre-acquisition revenue earned during the period.

(in thousands)	March 31, 2022	December 31, 2021
Organic backlog as of January 1	$133,115	$122,273
Organic additions during the period	27,674	146,880
Organic revenue recognized during the period	(31,714)	(136,038)
Organic backlog at end of period	129,075	133,115

Acquisition-related contract value beginning of period	6,627	—
Acquisition-related additions during the period	2,752	8,190
Acquisition-related revenue recognized during the period	(1,153)	(1,563)
Acquisition-related backlog at end of period	8,226	6,627

Contracted backlog at end of period	$137,301	$139,742

The acquisition-related contracted backlog activity includes contracted backlog activity of Techshot. The organic contracted backlog activity includes contracted backlog activity of Adcole, DSS, MIS, Roccor, LoadPath, Oakman, and DPSS.

Although contracted backlog reflects business associated with contracts that are considered to be firm, terminations, amendments or contract cancellations may occur, which could result in a reduction in our total backlog. In addition, some of our multi-year contracts are subject to annual funding. Management fully expects all amounts reflected in contracted backlog to ultimately be fully funded. Contracted backlog related to contracts from MIS operations in Luxembourg of $4.1 million as of March 31, 2022 and $5.3 million as of December 31, 2021 is subject to foreign exchange rate conversions from euros to U.S. dollars that could cause the remaining backlog balance to fluctuate with the foreign exchange rate at the time of measurement.

Our total backlog as of March 31, 2022, which includes both contracted and uncontracted backlog, was $273.9 million. Uncontracted backlog represents the anticipated contract value, or portion thereof, of goods and services to be delivered under existing contracts which have not been appropriated or otherwise authorized. Our uncontracted backlog as of March 31, 2022 was $136.6 million. Uncontracted backlog includes $74.6 million of contract extensions under negotiation that are priced, fully scoped, verbally awarded, and expected to be executed shortly.

Liquidity and Capital Resources
Our primary sources of liquidity are cash flows provided by our operations, access to existing credit facilities and proceeds from the Merger. Since its inception, the Company has incurred net losses and negative operating cash flow, and has used its cash to fund capital expenditures, costs associated with the Company’s acquisitions, and costs associated with the Merger, among other uses. While some of these cash outflows have been non-recurring in nature, the Company has continued to experience net cash outflows from operating activities. While the Company believes its continued growth and cash flow management will result in improvements in cash from operating activities going forward, there can be no assurance these improvements will be achieved.

Our primary short-term cash requirements are to fund working capital, operating lease obligations, and short-term debt, including current maturities of long-term debt. Working capital requirements can vary significantly from period to period, particularly as a result of the timing of receipts and disbursements related to long-term contracts. Significant fluctuations in working capital could adversely impact the Company’s cash position and short-term liquidity needs.

Our medium-term to long-term cash requirements are to service and repay debt, expand our breadth and footprint through acquisitions as well as invest in facilities, equipment, technologies, and research and development for our growth initiatives. To support these initiatives, we expect to continue to make significant investments in our business, including hiring additional staff, implementing processes and procedures to address public company requirements and other customary practices as well as evaluating strategic acquisitions. As a result, we will likely incur additional operating expenses and capital expenditures.

Our ability to fund our cash needs is dependent upon the successful execution of our business strategy and future operating results. Our future operating results are subject to, among others, general economic conditions, including as a result of the COVID-19 pandemic, inflation and supply chain pressures, competitive dynamics in our target markets as well as legislative and regulatory factors that may be outside of our control. As part of our business and debt management strategy, we continuously evaluate opportunities to further strengthen our financial and liquidity position including the issuance of additional equity or debt securities, refinance or otherwise restructure our existing credit facilities, or enter into new financing arrangements. On April 14, 2022, the Company entered into a committed equity facility. See below for more information. In addition, the Company has identified a plan to execute certain cost reduction actions including, among others, integration-related workforce rationalizations, real estate synergies, business unit optimization initiatives, and cost savings associated with certain Corporate level employment costs. There can be no assurances that any of these actions will be sufficient to allow us to service our debt obligations, meet our debt covenants, or that such actions will not result in an adverse impact on our business.

As of March 31, 2022, our available liquidity totaled $30.9 million, which was comprised of $5.9 million in cash and cash equivalents, and $25.0 million in available borrowings from our existing credit facilities. We believe that our existing sources of liquidity will be sufficient to meet our working capital needs and comply with our debt covenants for at least the next twelve months from the date on which our consolidated financial statements were issued. However, the Company’s current liquidity may not be sufficient to meet the required long-term liquidity needs associated with continued use of cash from operating activities at historical levels, in addition to its other liquidity needs associated with its capital expenditures, debt payments, and other investing and financing requirements.

The table below summarizes our outstanding debt as of the following periods:

(in thousands)	March 31, 2022	December 31, 2021
Adams Street Term Loan	$30,613	$30,690
Adams Street Revolving Credit Facility	—	—
Adams Street Delayed Draw Term Loan	14,813	14,850
Adams Street Incremental Term Loan	31,680	31,760
D&O Financing Loan	761	1,904
Total debt	77,867	79,204
Less: unamortized discounts and issuance costs	1,580	1,653
Total debt, net	76,287	77,551
Less: Short-term debt, including current portion of long-term debt	1,542	2,684
Total long-term debt, net	$74,745	$74,867

Adams Street Credit Agreement
On October 28, 2020, we entered into the Adams Street Credit Agreement, which included the following:
i.$31.0 million term loan (the “Adams Street Term Loan”). Proceeds from the Adams Street Term Loan were used to finance the acquisition of Roccor, pay acquisition-related costs, fund working capital needs (including the payment of any working capital adjustment pursuant to the Roccor acquisition agreement) and other general corporate purposes;
ii.$5.0 million revolving credit facility (the “Adams Street Revolving Credit Facility”); and
iii.$15.0 million delayed draw term loan (the “Adams Street Delayed Draw Term Loan”).

On January 15, 2021, we drew $15.0 million on the delayed draw term loan to finance the Oakman acquisition. On February 17, 2021, we amended the Adams Street Credit Agreement to increase the principal amount of the Adams Street Term Loan by an additional

$32.0 million to finance the DPSS acquisition. On July 30, 2021, we drew $3.0 million on the revolving credit facility and repaid the $3.0 million draw down on September 23, 2021.

On September 2, 2021, the Adams Street Credit Agreement was amended to provide that the consolidated total net leverage ratio not exceed 6.50:1.00 on the last day of any quarter (“the Financial Covenant”), to remove the cap on the amount of unrestricted cash which may be netted for purposes of the Financial Covenant, to redefine “Consolidated EBITDA”, and to reset the call protection terms.

The Adams Street Credit Agreement has a maturity date of October 28, 2026. The Adams Street Credit Agreement is secured by a first lien security interest in all right, title or interest in or to certain assets and properties owned by us and the guarantors included in the Adams Street Credit Agreement. The Adams Street Credit Agreement requires us to meet customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions. We are required to make mandatory prepayments of the outstanding principal and accrued interest under the Adams Street Credit Agreement (i) upon the occurrence of certain events and (ii) to the extent a specified net leverage ratio is exceeded as evaluated on any test period ending date. The test period ending dates are March 31, June 30, September 30 and December 31 each year, starting on March 31, 2021, through the maturity of the agreement.

On March 25, 2022, the Company entered into a Third Amendment (the “Amendment”) to the Adams Street Capital Credit Agreement to, among other things, increase commitments under the revolving credit facility from $5.0 million to $25.0 million.

The Amendment also modified certain negative covenants and increased the per annum interest rate (i) with respect to revolving loans in an aggregate principal amount of $5.0 million or less, to 6.00% for Eurocurrency rate loans and 5.00% for Base Rate Loans, and (ii) with respect to revolving loans in an aggregate principal amount in excess of $5.0 million, to 7.50% for Eurocurrency rate loans and 6.50% for Base Rate Loans.

The Adams Street Capital Credit Agreement, as amended, contains certain customary representations and warranties, affirmative and other covenants and events of default, including among other things, payment defaults, breach of representations and warranties, and covenant defaults. As of March 31, 2022, we were in compliance with our debt covenants under the Adams Street Credit Agreement.

In connection with the entry into the Amendment, AEI and certain of its affiliates (the “AEI Guarantors”), provided a limited guarantee for the payment of outstanding revolving loans in excess of $10.0 million, with a $15.0 million cap in the aggregate. In the event that the AEI Guarantors are required to make payments to the lenders under the Adams Street Capital Credit Agreement pursuant to the terms of the limited guarantee, each AEI Guarantor would be subrogated to the rights of the lenders. In connection with the limited guarantee, the Lead Borrower agreed to pay to the AEI Guarantors, a fee equal to 2% of any amount actually paid by such guarantors under the limited guarantee. The fee is waivable by the AEI Guarantors in their discretion.

SVB Loan Agreement
On August 31, 2020, we entered into a $45.4 million loan agreement with Silicon Valley Bank (the “Original SVB Loan Agreement”) maturing on August 31, 2021, which was subsequently modified on October 28, 2020 to (i) increase the available commitment by $5.7 million and (ii) pay $0.6 million toward the outstanding principal under the Original SVB Loan Agreement. This resulted in a modified loan (the “SVB Loan Agreement”) for $50.5 million. On October 30, 2020, we made a $4.0 million principal payment. On April 2, 2021, we extended the maturity date to September 30, 2022.

On September 2, 2021, we repaid the full outstanding principal and interest of $41.6 million on the SVB Loan.

Paycheck Protection Program Loan
On May 1, 2020, prior to its acquisition by the Company, Deep Space Systems, Inc. (“DSS”) received a Paycheck Protection Program (“PPP”) loan for $1.1 million (the “DSS PPP Loan”), with a maturity date of May 1, 2022. Under the terms of the DSS PPP Loan, DSS could apply for forgiveness under the PPP regulations if DSS used the proceeds of the loan for its payroll costs and other expenses in accordance with the requirements of the PPP. As the funds were disbursed to DSS prior to the acquisition, the Company intended to repay any unforgiven balance with funds held in a DSS savings account as of the date of the DSS acquisition. On June 18, 2021, $0.6 million of the DSS PPP Loan was forgiven and as a result reclassified as a note payable to the seller of DSS. During the Successor 2021 Period, we repaid the $0.6 million note payable to the seller of DSS and the remaining outstanding principal and interest of $0.5 million on the DSS PPP loan.

D&O Financing Loan
On September 3, 2021, we entered into a $3.0 million loan with BankDirect Capital Finance (the “D&O Financing Loan”) to finance our directors and officers insurance premium. The D&O Financing Loan has an interest rate of 1.74% per annum, an effective interest rate of 1.75%, and a maturity date of May 3, 2022.

Committed Equity Facility
On April 14, 2022, the Company entered into an $80 million common stock purchase agreement with B. Riley Principal Capital, LLC (“B. Riley”) to further support its growth strategy through initiatives such as accretive acquisitions and internal investments, to bolster working capital, and/or for general corporate purposes. The agreement governs a committed equity facility that provides the Company with the right, without obligation, to sell and issue up to $80 million of its common stock over a period of 24 months to B. Riley at the Company’s sole discretion, subject to certain limitations and conditions.

Contractual Obligations
The following table presents our contractual obligations as of March 31, 2022:

(in thousands)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Adams Street Term Loan	$233	$310	$310	$310	$29,450	$—	$30,613
Adams Street Delayed Draw Term Loan	113	150	150	150	14,250	—	14,813
Adams Street Incremental Term Loan	240	320	320	320	30,480	—	31,680
D&O Financing Loan	761	—	—	—	—	—	761
Total long-term debt maturities	1,347	780	780	780	74,180	—	77,867
Future minimum lease payments	2,183	3,068	2,850	2,266	1,631	3,183	15,181
Total contractual obligations	$3,530	$3,848	$3,630	$3,046	$75,811	$3,183	$93,048

The Company is obligated under certain operating leases for its facilities and office equipment. Certain facility leases contain predetermined fixed escalation of minimum rents at rates ranging from 1.96% to 4.00% per annum and renewal options that could extend certain leases up to an additional nine years; the office equipment lease contains a renewal option that could extend the lease to consecutive 60-day terms and a purchase option. As of March 31, 2022, the future annual minimum lease payments for operating leases for the year 2022 was estimated at $2.2 million with estimated aggregate minimum lease payments of $15.2 million through expiration of current leases. Refer to Note H of the accompanying notes to the condensed consolidated financial statements for further information.

As of March 31, 2022, the Company had one facility lease that had not yet commenced but created significant future lease obligations in the amount of $3.9 million. The contract was determined to be an operating lease, whereby the Company is required to make rent payments prior to the lease commencement date while construction is completed on the underlying asset. Due to the nature of the work and the amount of the Company’s contribution to construction period costs, the Company was determined not to be the accounting owner of the asset under construction as the landlord had substantially all of the construction period risks.
Cash Flows
The table below summarizes certain information from the condensed consolidated statements of cash flows for the following periods:

	Three Months Ended
(in thousands)	March 31, 2022	March 31, 2021
Net cash provided by (used in) operating activities	$(11,446)	$(12,525)
Net cash provided by (used in) investing activities	(1,014)	(34,087)
Net cash provided by (used in) financing activities	(2,107)	40,919
Effect of foreign currency rate changes on cash and cash equivalents	(18)	(158)
Net increase (decrease) in cash and cash equivalents	(14,585)	(5,851)
Cash and cash equivalents at end of period	$5,938	$16,225

Operating activities
For the three months ended March 31, 2022 net cash used in operating activities was $11.4 million. Net loss before deducting depreciation, amortization and other non-cash items generated a cash outflow of $10.7 million and was further impacted by an unfavorable change in net working capital of $0.8 million during this period. The unfavorable change in net working capital was largely driven by increase in contract assets of $5.7 million and prepaid expenses and other assets of $1.3 million, and decrease in deferred revenue of $1.8 million, offset by the increase in accounts payable and accrued expenses of $3.1 million and decrease in accounts receivable of $4.3 million and prepaid insurance of $1.1 million. The changes in accounts receivable, contract assets and deferred revenue relates to the timing of billable milestones occurring during the three months ended March 31, 2022. The change in accounts payable and accrued expenses is related to timing in payments.

For the three months ended March 31, 2021, net cash used in operating activities was $12.5 million. Net income before deducting depreciation, amortization and other non-cash items generated a cash outflow of $6.4 million and was further impacted by an unfavorable change in net working capital of $6.2 million during this period. The unfavorable change in net working capital was largely driven by the increase in accounts receivable of $5.1 million, contract assets of $2.7 million and prepaid expenses and other assets of $2.1 million, offset by the increase in accounts payable and accrued expenses of $5.1 million. The changes in accounts receivable and deferred revenue relates to the timing of billable milestones occurring during the three months ended March 31, 2021.

Investing activities
For the three months ended March 31, 2022 net cash used in investing activities was $1.0 million, consisting of $0.9 million used for the purchase of property, plant and equipment and $0.1 million used for the purchase of intangible assets.

For the three months ended March 31, 2021, net cash used in investing activities was $34.1 million, consisting of $38.4 million used for the acquisition of Oakman and DPSS as well as $0.6 million used for the purchase of property, plant and equipment. This was offset by the settlement of related party receivables resulting in cash received of $4.9 million.

Financing activities
For the three months ended March 31, 2022 net cash used in financing activities was $2.1 million, consisting of $1.3 million used for the repayment of debt as well as $0.8 million of loan fees paid to third parties in the execution of the Amendment to the ASP Agreement.
For the three months ended March 31, 2021 net cash provided by financing activities was $40.9 million, consisting of proceeds from debt of $46.0 million offset by the repayment of debt of $5.0 million.

Foreign Currency Exposures
There were no material changes to our foreign currency exposures that occurred in the periods covered by this report.

Critical Accounting Estimates
For the critical accounting estimates used in preparing our condensed consolidated financial statements, we make assumptions and judgments that can have a significant impact on net revenues, cost and expenses, and other expense (income), net, in our condensed consolidated statements of operations and comprehensive income (loss), as well as, on the value of certain assets and liabilities on our condensed consolidated balance sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe are reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.
In accordance with the Company’s policies, we regularly evaluate estimates, assumptions, and judgments; our estimates, assumptions, and judgments are based on historical experience and on factors we believe are reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results the Company reports may differ from these estimates.

There were no material changes to our critical accounting policies, estimates or judgments, that occurred in the periods covered by this report from those disclosed in the Annual Report on Form 10-K filed with the SEC on April 11, 2022.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
The Company is a smaller reporting company and is not required to provide the information required under this Item 3.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures, which are designed to ensure that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive officer and principal financial officer) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive officer and our principal financial officer have concluded that such disclosure controls and procedures were not effective as of March 31, 2022.

Material Weaknesses in Internal Control over Financial Reporting
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not maintain an effective control environment, as certain members of senior management failed to consistently message and set certain aspects of an appropriate tone at the top. Specifically, certain members of senior management failed to reinforce the need for compliance with certain of the Company’s accounting and finance policies and procedures, including reinforcement of appropriate communication. We also identified that we had an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements to appropriately analyze, record and disclose accounting matters timely and accurately, and establish effective processes and internal controls. The limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions. These material weaknesses contributed to the following additional material weaknesses:

•We did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in the consolidated financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.
•We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.
•We did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP to such transactions. Specifically, we did not design and maintain effective controls to account for purchase business combinations, including the appropriate review of the assumptions, data and models used in the forecasted cash flows, used to determine the fair value of the acquired assets and liabilities.

The material weakness related to certain aspects of tone at the top did not result in a misstatement to the consolidated financial statements for any of the Successor or Predecessor periods. Each of the other material weaknesses resulted in material audit adjustments to substantially all accounts and disclosures in the Successor consolidated financial statements as of December 31, 2020 and for the period from February 10, 2020 to December 31, 2020, as well as the Predecessor consolidated financial statements for the period from January 1, 2020 to June 21, 2020 as of and for the year ended December 31, 2019.

In addition, we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain:

•program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately;
•user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel;
•computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and
•testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

The IT deficiencies noted above did not result in a misstatement to the consolidated financial statements for either the Successor or Predecessor; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

Additionally, these material weaknesses could result in misstatements of substantially all accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Plans
We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the deficiencies that led to the material weaknesses, including tone at the top and other communications training, hiring additional finance and accounting personnel, designing and implementing new control activities, and enhancing existing control activities.

•We reviewed the personnel structure and identified new positions to enhance our accounting and financial reporting team Some of these individuals were onboarded during 2021 and during the three months ended March 31, 2022, while others are expected to be onboarded during the remainder of 2022. We have and expect to continue to align our personnel to specific areas and responsibilities to alleviate the numerous competing responsibilities currently faced.
•We have commenced developing and formalizing a risk assessment process across the organization to identify risks and design new controls or enhance existing controls responsive to such risks to ensure timely and accurate financial reporting.
•We are in the process of designing and implementing additional review and communications training procedures within our accounting, finance and program management functions to provide more robust knowledge and understanding of internal control over financial reporting.
•We are in the process of implementing a comprehensive financial closing process checklist with additional layers of reviews as well as controls around non-routine, unusual or complex transactions, including controls over the accounting for purchase business combinations.
•We will continue to conduct training, document our processes and procedures, including accounting policies, across the Company to ensure consistent application including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.
•We are in the process of performing an assessment of all information technology systems which provide data for financial reporting purposes. As part of this assessment, we will be designing, implementing and documenting IT general controls.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation will likely go beyond December 31, 2022. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in the Company incurring additional costs, and will place additional demands on our financial and operational resources.

If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; investors may lose confidence in our financial reporting; we could become subject to litigation or investigations by the New York Stock Exchange (“NYSE”), the SEC or other regulatory authorities.

Changes in Internal Control over Financial Reporting
There have been no changes in internal control over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
We are subject to litigation, claims, investigations and audits arising from time to time in the ordinary course of business. Although legal proceedings are inherently unpredictable, we believe that we have valid defenses with respect to any matters currently pending against Redwire and we intend to defend ourselves vigorously. Excluding pending matters referenced below, the outcome of these matters, individually and in the aggregate, is not expected to have a material impact on our condensed consolidated financial statements.
For additional information on pending matters, please refer to Note J of the accompanying notes to the condensed consolidated financial statements.

ITEM 1A. RISK FACTORS
As of March 31, 2022, there have been no material changes from the risk factors previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

The following is a list of all exhibits filed or furnished as part of this report:

Exhibit Number	Description
10.1
Third Amendment to Credit Agreement, dated as of March 25, 2022, by and between Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 30, 2022).

10.2
Common Stock Purchase Agreement, dated April 14, 2022, by and between the Company and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on April 14, 2022).

10.3
Registration Rights Agreement, dated April 14, 2022, by and between the Company and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on April 14, 2022).

31.1
Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2
Certification of Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Redwire Corporation

Date:	May 13, 2022	By:	/s/ Peter Cannito
		Name:	Peter Cannito
		Title:	Chief Executive Officer and Chairman
(Principal Executive Officer)

Date:	May 13, 2022	By:	/s/ William Read
		Name:	William Read
		Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)